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Exhibit 99.1

Management's Discussion and Analysis
For the three and six months ended June 30, 2010

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of August 4, 2010, and is intended to supplement and complement Kinross Gold Corporation's unaudited interim consolidated financial statements for the three and six months ended June 30, 2010 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2009 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The unaudited interim consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and six months ended June 30, 2010, as well as our outlook.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in the "Risk Analysis" section. In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Description of the Business

        Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

        The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Consolidated Financial and Operating Highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(b)	585,027	619,045	(34,018)	(5%	)	1,177,391	1,210,214	(32,823)	(3%	)
Sold(b)	603,376	651,390	(48,014)	(7%	)	1,222,122	1,241,901	(19,779)	(2%	)
Attributable gold equivalent ounces(a)
Produced(b)	538,270	560,479	(22,209)	(4%	)	1,082,405	1,087,367	(4,963)	(0%	)
Sold(b)	551,958	583,607	(31,649)	(5%	)	1,119,056	1,110,414	8,642	1%
Financial Highlights
Metal sales	$696.6	$598.1	$98.5	16%		$1,354.2	$1,130.8	$223.4	20%
Cost of sales(c)	$289.9	$270.0	$19.9	7%		$567.3	$504.5	$62.8	12%
Accretion and reclamation expense	$5.2	$4.6	$0.6	13%		$10.4	$9.2	$1.2	13%
Depreciation, depletion and amortization	$112.6	$117.0	$(4.4)	(4%	)	$241.5	$228.2	$13.3	6%
Operating earnings	$220.5	$154.5	$66.0	43%		$413.9	$295.1	$118.8	40%
Net earnings	$103.8	$19.3	$84.5	438%		$214.4	$95.8	$118.6	124%
Basic earnings per share	$0.15	$0.03	$0.12	400%		$0.31	$0.14	$0.17	121%
Diluted earnings per share	$0.15	$0.03	$0.12	400%		$0.31	$0.14	$0.17	121%
Cash flow from operating activities	$216.4	$171.8	$44.6	26%		$428.4	$337.2	$91.2	27%
Average realized gold price per ounce	$1,158	$915	$243	27%		$1,111	$906	$205	23%
Consolidated Cost of sales per equivalent ounce sold(d)	$480	$414	$66	16%		$464	$406	$58	14%

(a)
Total includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2010 was 65.31:1, compared with 67.03:1 for the second quarter of 2009 and for the first six months of 2010 was 65.49:1, compared with 69.49:1 for the first six months of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(d)
Consolidated Cost of sales per gold equivalent ounce sold is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

Consolidated Financial Performance

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%).

Second quarter 2010 vs. Second quarter 2009

        In the second quarter of 2010, Kinross' attributable production was slightly lower than the second quarter of 2009. Production for the quarter reflects lower production at Kupol, due to lower grades, and lower production in Chile, which was impacted by operational issues and weather conditions during the quarter. Production at La Coipa was impacted by a higher concentration of clay in the ore blend which impacted filter plant capacity which in turn reduced throughput in the second quarter of 2010. At Maricunga, access to ore was restricted as mining reached the bottom of the Verde pit. The decreases in production were largely offset by higher production at Fort Knox due to production from the heap leach pad, which was not in production during the second quarter of 2009, increased production at Paracatu, due to higher recoveries and increased production at Kettle River-Buckhorn as Kettle River-Buckhorn was ramping up production during the second quarter of 2009.

        Metal sales increased by 16% to $696.6 million, compared with $598.1 million in the second quarter of 2009. The increase in metal sales was attributed to higher metal prices, which more than offset the lower gold equivalent ounces sold. Kinross realized an average gold price of $1,158 per ounce compared with $915 per ounce for the second quarter of 2009. Gold equivalent ounces sold were lower largely due to a decrease in ounces sold at Kupol and in Chile, due to lower production. The lower gold equivalent ounces sold was offset to some extent by higher gold equivalent ounces sold at Fort Knox, at Paracatu and at Kettle River-Buckhorn. Additionally, gold equivalent ounces sold in the quarter were higher than the amount produced, due to timing of shipments as finished goods remaining on hand at the end of the first quarter of 2010 were sold during the second quarter of 2010.

        Cost of sales increased by 7% to $289.9 million primarily due to higher costs of sales at Fort Knox. During the second quarter of 2010, Fort Knox experienced higher diesel and energy costs as the power plant in the region was shutdown resulting in higher overall energy prices.

        Depreciation, depletion and amortization decreased by 4% to $112.6 million from $117.0 million in the second quarter of 2009 largely due to lower gold equivalent ounces sold.

        Operating earnings of $220.5 million were recorded in the second quarter of 2010 compared with operating earnings of $154.5 million in the same period in 2009. The increase in operating earnings primarily reflects the impact of higher metal prices, offset by higher cost of sales, higher business development and exploration costs, and higher general and administrative costs.

        Net earnings for the second quarter of 2010 were $103.8 million or $0.15 per share compared with net earnings of $19.3 million or $0.03 per share for the second quarter of 2009. Impacting net earnings for the quarter were lower foreign exchange losses and interest expenses in 2010 compared with 2009. This was offset by a higher tax provision in the quarter. The Company's tax provision increased compared with the second quarter of 2009 largely due to changes in its income mix.

        Operating cash flows for the second quarter of 2010 increased to $216.4 million compared with $171.8 million for the second quarter of 2009, mainly due to higher net income, largely driven by a higher gold price.

        Cost of sales per ounce was higher in the second quarter of 2010 compared with the second quarter of 2009 and reflects the changes in cost of sales and gold equivalent ounces sold noted above.

First six months 2010 vs. First six months 2009

        For the first six months of 2010, Kinross' attributable production was consistent with production for the first six months of 2009. For the first six months of 2010, production increased at Fort Knox, due to six months of production from the heap leach, at Paracatu, due to improved recoveries, and at Kettle River-Buckhorn as the mine was ramping up in production during the first six months of 2009. The increases in production were offset by lower production at Kupol and at both la Coipa and Maricunga in Chile. Production for the first six months of 2010 was lower at Kupol due to lower grades, while production in Chile was impacted by operational issues and weather conditions. Production at La Coipa was impacted by a higher concentration of clay in the ore blend which impacted filter plant capacity which in turn reduced throughput in the first half of 2010. At Maricunga, access to ore was restricted as mining reached the bottom of the Verde pit.

        Metal sales for the first six months of 2010 were $1,354.2 million, a 20% increase compared with the first six months of 2009. The increase in metal sales can be attributed to higher metal prices as gold equivalent ounces sold were consistent with the first six months of 2009. The average realized gold price increased by 23% for the first six months of 2010 compared with the same period in 2009. Gold equivalent ounces sold were 1,222,122 compared with gold equivalent ounces sold of 1,241,901 for the first six months of 2009. Gold equivalent ounces sold in 2010 were 4% higher than gold equivalent ounces produced as finished goods inventory on hand at the end of December 31, 2009 was sold during 2010.

        Cost of sales increased by 12% to $567.3 million compared with $504.5 million for the first six months of 2009. Cost of sales was higher during 2010 largely due to higher cost production at Round Mountain, Kupol, La Coipa and Maricunga. Additionally, Fort Knox experienced higher diesel costs and energy costs for the first six months of 2010 as the power plant in the region was shutdown resulting in higher overall energy prices.

        Depreciation, depletion and amortization increased to $241.5 million compared with $228.2 million for the first six months of 2009, as 2010 reflects depreciation related to the heap leach pad at Fort Knox, which was not in operation for the first six months of 2009. Additionally, depreciation, depletion and amortization was higher at Fort Knox, Paracatu and Kettle River-Buckhorn due to higher gold equivalent ounces sold.

        During the first six months of 2010, the Company recorded operating earnings of $413.9 million compared with $295.1 million for the first six months of 2009, an increase of 40%. Operating earnings reflect the impact of higher metal prices, offset to some extent by higher cost of sales and depreciation, depletion and amortization. Operating earnings for the first six months of 2010 were also reduced by higher exploration and business development costs and higher general and administrative costs compared with the first six months of 2009.

        Net earnings for the first six months of 2010 increased by over 100% to $214.4 million or $0.31 per share compared with $95.8 million or $0.14 per share in the first six months of 2009. Net earnings for 2010 were impacted by the gain on the disposition of one-half of the Company's interest in the Cerro Casale project, lower interest expense due to lower average debt levels and lower foreign exchange losses.

        Operating cash flows were $428.4 million compared with $337.2 million for the first six months of 2009. Operating cash flows for the first six months of 2010 reflect the impact of higher metal prices. Additionally, operating cash flows reflect the sale of finished goods inventory on hand at the end of December 31, 2009. During the first six months of 2009, the Company had increased inventory balances.

        Cost of sales per ounce increased to $464 per ounce compared with $406 per ounce for the first six months of 2009, and reflects the changes in cost of sales and gold equivalent ounces sold noted above.

2.     Impact of Key Economic Trends

        Kinross' 2009 Annual MD&A contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update reflecting significant changes since the preparation of the 2009 Annual MD&A.

Price of gold

        Gold price is the largest single factor in determining profitability and cash flow from operations. During the second quarter of 2010, the average price of gold was $1,197 per ounce, with gold trading in a range of $1,123 to $1,261 per ounce based on the London PM Fix gold price. This compares to an average of $922 per ounce in the second quarter of 2009, with a low of $870 and a high of $982 per ounce. During the second quarter of 2010, Kinross realized an average price of $1,158 per ounce compared with $915 in the same period of the prior year. For the first six months, the price of gold averaged $1,152 per ounce compared with $915 per ounce for the first six months of 2009. In the first six months of 2010 Kinross realized an average price of $1,111 per ounce compared with an average price realized of $906 per ounce in the first six months of 2009.

Foreign currencies

        The Company's non-U.S. operations and exploration activities are carried out in Canada, Brazil, Chile, Ecuador and the Russian Federation, with a portion of operating costs and capital expenditures denominated in the local currency. For the second quarter and for the first six months of 2010, the US dollar was weaker relative to the Russian rouble, Brazilian real and Chilean peso compared with the same periods in 2009. As at June 30, 2010, the US dollar was stronger compared with the spot rate at December 31, 2009 relative to the Canadian dollar, Russian rouble, Brazilian real and the Chilean peso.

Cost pressures

        The Company has been impacted by industry wide cost pressures on development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, changes in energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines. However, all operations experienced higher fuel costs during the second quarter and first six months of 2010 compared with the same periods in 2009. The West Texas Intermediate Crude price averaged $78 per barrel for the second quarter and for the first six months of 2010, compared with $60 per barrel and $52 per barrel in the second quarter and the first six months of 2009, respectively.

3.     Outlook

        The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A.

        Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

        Approximately 50%-60% of the Company's costs are denominated in US dollars.

        A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce (1).

(1)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

        A $10 per barrel change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Operational Outlook

        In 2010, Kinross expects to produce approximately 2.2 million attributable gold equivalent ounces.

        Cost of sales per attributable gold equivalent ounce is expected to be approximately $460 to $490 for 2010. Considering the change in the forecast for Chile, Kinross expects to be at the high end of the $460-490 cost of sales per gold equivalent ounce range.

        The Company has revised its regional forecast for 2010 production and cost of sales in Chile, and now expects to produce 350,000-380,000 gold equivalent ounces from its Chilean operations at an average cost of sales of $630-680 per ounce, compared to the previous forecast of 460,000-480,000 gold equivalent ounces at an average cost of sales of $500-520 per ounce.

        On a by-product accounting basis, Kinross expects to produce 2.0 million ounces of gold and 10.0 million ounces of silver at an average cost of sales per gold ounce of $420 to $450.

        Capital expenditures are forecast to be $590 million, as stated in the MD&A for the first quarter of 2010.

        As a result of the addition of Dvoinoye, Kinross has increased its 2010 exploration expenditure forecast from $97 million to $102 million and its other operating cost forecast from $46 million to $61 million.

        General and administrative expense is forecast to be approximately $140.0 million in 2010.

4.     Project Updates and New Developments

Growth projects at sites

Dvoinoye acquisition

        Kinross remains on schedule to close its Dvoinoye transaction in the third quarter of 2010. All applications for governmental approvals have been submitted, including the application for approval of foreign ownership of a strategic deposit. Kinross expects this approval to be granted in the third quarter. In anticipation of closing, the Company has begun a number of activities at site, including construction of a temporary camp, which is now complete, construction of an all-season road to the site, and selection of an engineering firm to commence concept and pre-feasibility studies. Both the 2010 exploration program and the five-year exploration program, including an exploration decline, have been approved by government authorities, and exploration activities commenced in late June. Kinross expects to spend approximately $5 million on exploration activities and $15 million on other development activities in 2010.

Paracatu third ball mill

        The third ball mill at Paracatu remains on schedule and on budget for commissioning in the first half of 2011. Construction is 23% complete and procurement is 75% complete. The majority of mill components have now been delivered to site, and the concrete pour for the mill foundation will be complete by the end of August. All major construction packages have been awarded. The Company continues to study options to further expand throughput at Paracatu.

Maricunga optimization

        The feasibility study for the Maricunga optimization was completed in the second quarter. The project scope includes a mine fleet of four haul trucks and one hydraulic shovel, a new primary crusher, a three- kilometre conveyor, two new secondary crushers, and conversion of two existing secondary crushers to tertiary crushers to operate in parallel with four existing tertiary crushers. Total estimated capital expenditures for the project are expected to be approximately $290 million, but with a reduction of approximately $25 million in sustaining life of mine capital due to the expected reduction in mine life as a result of accelerated mining.

        The project would be expected to increase processing capacity of the Maricunga mine and heap leach operation from 16 million tonnes per annum to 26 million tonnes per annum, resulting in an incremental production increase of approximately 90,000-100,000 ounces per year, and an estimated cost of sales of approximately $540-$560 per gold equivalent ounce.

        Following receipt of the necessary permits, the construction period for the project is estimated to be approximately 18 months. The Company has completed water studies to support the environmental permit application submitted in July and expects to spend approximately $20 million on basic engineering and equipment purchases through year-end. The Company expects to be in a position to provide a more detailed update on the permitting and project timeline in the next quarter.

New developments

Plan of arrangement with Red Back Mining Inc.

        On August 2, 2010, Kinross and Red Back Mining Inc ("Red Back") announced that their respective Boards of Directors had unanimously approved a friendly business combination through a plan of arrangement, whereby Kinross will acquire all of the outstanding common shares of Red Back that it does not already own. The total value of the proposed transaction is approximately $7.1 billion, on a fully-diluted basis.

        Red Back shareholders will receive 1.778 Kinross common shares, plus 0.110 of a Kinross common share purchase warrant for each Red Back common share held. Pursuant to the transaction, Kinross expects to issue approximately 425 million(1) common shares, and approximately 26 million Kinross warrants. Following the completion of the transaction, the current Kinross shareholders will hold approximately 63% of the combined company, while current shareholders of Red Back will hold approximately 37%.

(1)
On a fully-diluted, in-the-money basis, excluding the warrant consideration, based on shares, warrants and options, outstanding as of June 30, 2010 with respect to Kinross, and as of August 2, 2010 with respect to Red Back.

        The value of the offer is CDN$30.50 per Red Back common share, representing a premium of approximately 21% based on the preceding 20-day volume-weighted average price of Red Back common shares traded on the TSX and the July 30, 2010 closing price of Kinross common shares traded on the TSX. The warrants are expected to be listed on the TSX and be exercisable(2) for a four-year term at an exercise price of $21.30, representing an approximate 30% premium to the July 30, 2010 closing price of $16.39 for Kinross common shares.

(2)
The Kinross common share purchase warrants may not be exercised by any holder during the initial 40-day period following their date of issuance, and thereafter may not be exercised by any holder who is in the United States or who is a U.S. person.

        The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Red Back at a special meeting of the Red Back shareholders expected to take place in mid-September, and the approval of a majority of votes cast by the shareholders of Kinross at a special meeting of Kinross shareholders expected to take place at the same time as the Red Back meeting.

        Prior to the plan of arrangement, on May 4, 2010, Kinross subscribed for 24 million common shares of Red Back pursuant to a private placement. After giving effect to the private placement, Kinross holds approximately 9.4% of Red Back's issued and outstanding common shares. The subscription price was CDN$25.00 per common share for an aggregate purchase price of CDN $600 million. Kinross has the right to nominate a director for appointment to the Red Back Board of Directors until September 2010, and for one year following closing, the right to participate in any subsequent securities offering in order to maintain its interest in Red Back at the time of any such offering.

Lobo-Marte

        The Lobo-Marte drilling program continued in the second quarter. A permit for an additional 12,000 metres of drilling was received in mid-April. Infill, geotechnical, condemnation and hydrogeological drilling continue and are expected to be complete by early October. A permit application for an additional 20,000 metres of drilling, including step-out drilling, was submitted in June. An updated pre-feasibility study is expected to be completed in the fourth quarter, followed by a feasibility study in the first quarter of 2011, while the required Environmental Impact Assessment (EIA) is on schedule to be submitted in mid-2011.

Fruta del Norte

        The Company continues to make good progress in advancing its FDN project in Ecuador. As previously disclosed, the Company completed its 18,000-metre infill drilling campaign ahead of schedule. In early July, also ahead of schedule, Kinross received its Environmental Licence for the La Zarza concession, the location of the FDN orebody and proposed exploration decline. This licence authorizes additional drilling of 180 holes for reserve and resource definition and hydrogeological and geotechnical purposes, as well as infrastructure improvements. Kinross was the first company to receive such an Environmental Licence under the terms of Ecuador's new mining law and related regulations. The Company has also received approval to proceed with geotechnical and hydrogeological drilling on the Colibri concession, the proposed site for the processing plant and tailings facility. Kinross has submitted the terms of reference for an Environmental Impact Assessment (EIA) for the proposed exploration decline at La Zarza and expects to submit the EIA for the decline in the third quarter. In addition, the Company expects to submit an EIA for exploration and condemnation drilling on the Colibri concession this fall. The project pre-feasibility study remains on schedule to be completed by year-end, at which time the Company also expects to declare a NI 43-101 compliant reserve. A full feasibility study is expected to be completed in the first half of 2011.

        Kinross continues to consult with the Ecuadorian government regarding the form and content of a model exploitation contract for the mining industry which the government has indicated it intends to publish in the fall of 2010, after which Kinross would expect to begin negotiations with the government regarding an exploitation and investment protection agreement for FDN.

Cerro Casale

        On March 31, 2010, Kinross closed the sale of 25% of the Cerro Casale project in Chile to Barrick Gold Corporation for a total transaction value of approximately $474 million, comprised of approximately $454 million in cash plus the assumption by Barrick of a $20 million contingent obligation. Kinross now owns 25%, and Barrick 75%, of the Cerro Casale project. The feasibility study for the project was approved by the CMC Board in May. The review of any additional permitting requirements before considering a construction decision is progressing. An engineering contractor has been selected and basic engineering has commenced.

Increase in the revolving credit facility

        On June 17, 2010, Kinross increased the size of its revolving credit facility from $450 million to $600 million. All other terms and conditions under the existing revolving credit facility remain unchanged, and the facility has a maturity date of November 2012.

Underworld Resources acquisition

        On April 26, 2010, the Company acquired 81.6% of the issued and outstanding shares of Underworld Resources Inc. ("Underworld"), on a fully diluted basis by way of a friendly take-over bid. On June 30, 2010, the Company acquired the remaining outstanding shares of Underworld it did not already own, and on July 6, 2010, the shares of Underworld were delisted from the TSX-V exchange. Pursuant to the acquisition approximately 6.5 million Kinross shares and approximately 0.4 million Kinross options were issued. The total transaction was valued at $126.5 million, including transaction costs. This amount was added to the cost of a previously owned investment of $3.5 million, resulting in a total cost of $130.0 million for the asset.

        Underworld's key asset is the White Gold project, located in the Tintina gold belt, approximately 95 kilometres south of Dawson City, Yukon Territory. Kinross is proceeding with a $15 million exploration program on the Underworld properties with two drills active on the White Gold property and one drill active on the J.P. Ross property. By the end of the second quarter, 13,000 metres had been drilled, with plans to drill approximately 30,000 metres by year-end. Airborne and ground-based geophysical surveys are in progress, and some 10,000 surface geochemical samples have been collected.

Chief Operating Officer to retire at year-end

        On May 3, 2010, Kinross announced that Tim Baker, Executive Vice-President and Chief Operating Officer, has decided to retire, effective December 31, 2010.

Agreement to acquire B2Gold Corp's interest in Kupol exploration licenses

        On July 22, 2010, the Company entered into an agreement with B2Gold Corp ("B2Gold") to acquire B2Gold's right to an interest in the Kupol East and West exploration licence areas. Under the terms of a previous agreement, Kinross had undertaken to secure a 37.5% joint venture interest for B2Gold in the Kupol East and West exploration licence areas. According to the new agreement, Kinross is no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross' 75% interest in these licence areas. In exchange, Kinross will pay B2Gold $33 million in cash on closing; contingent payments based on National Instrument 43-101 qualified proven and probable reserves within the licence areas, should such reserves be declared in future; and, payments based on net smelter returns from any future production from the licence areas. The closing is subject to certain customary conditions, and is expected to occur in August 2010.

        The Kupol East and West exploration licences will remain 100%-owned by the Chukotka Mining & Geological Company (CMGC), which also owns 100% of the Kupol mine. CMGC is owned 75% by Kinross and 25% by the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab). The licence areas subject to this transaction are in the area surrounding the Kupol mine and are approximately 100 kilometres south of the Dvoinoye and Vodorazdelnaya properties.

Sale of interest in Harry Winston Diamond Corporation

        On July 23, 2010, the Company entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston Diamond Corporation ("Harry Winston"), consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis, for proceeds of approximately $186 million.

Agreement to sell interest in Diavik Diamond mine

        On July 23, 2010, the Company reached an agreement in principle with Harry Winston, pursuant to which Kinross will sell its 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond Mine joint venture to Harry Winston for approximately $220 million, comprised of $50 million cash, approximately 7.1 million Harry Winston common shares with a value of approximately $100 million, based on the Harry Winston share price on July 22, 2010, and a note payable in the amount of $70 million. The completion of the transaction is subject to execution of definitive binding documentation, as well as the approval of the boards of both Harry Winston and Kinross, the receipt of all required third party consents, the receipt of required regulatory approvals and other customary conditions of closing. The Company expects the transaction to close in August of 2010.

Process enhancements

Paracatu desulphurization

        The Board of Directors has approved installation of a $30 million desulphurization circuit at Paracatu. The new circuit is expected to reduce sulphur content in the tailings and increase gold recoveries in Plant 2 at Paracatu by approximately 4% when fully commissioned. The circuit is expected to be operational in the third quarter of 2011 and to be ready for commissioning of the new Eustaquio tailings facility in 2012.

Maricunga SART plant

        The Board of Directors has approved an investment in a $46 million Sulphidization, Acidification, Recycling and Thickening (SART) plant at Maricunga. With the copper content in ore mined at Maricunga expected to increase significantly beginning in the second half of 2011, the SART plant is expected to optimize gold recovery by removing copper from the heap leach solution, adding approximately 10,000 gold equivalent ounces of copper production per year, and significantly reducing reagent consumption. An EPCM firm has been selected and the plant remains on schedule to be operational by late 2011.

Exploration update

        Exploration expenses for the second quarter of 2010 were $22.2 million compared with $11.6 million for the second quarter of 2009. Capitalized exploration expenses totaled $1.3 million for the second quarter of 2010 compared with $2.9 million for the same period in 2009.

        In the first six months of 2010, exploration and business development expenses were $45.6 million, compared with $26.7 million for the same period in 2009. Of the total exploration and business development expense, expenditures on exploration totaled $35.2 million. Capitalized exploration expenses for the first six months of 2010 totaled $1.6 million. Kinross was active on more than 29 mine site, near-mine and greenfields projects in the second quarter with a total of 80,282 metres drilled.

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  White Gold and Ross (100% Kinross):  Drilling commenced at the White Gold and Ross projects during the quarter with 48 holes completed for 13,851 metres. Targets drilled include Golden Saddle, Arc, Black Fox, McKinnon, Frenzy and Sabotage. Total drilling planned for the 2010 field season is approximately 30,000 metres.

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  Dvoinoye:  A 30,000 metre drill program commenced at the Dvoinoye project in the quarter with the aim of confirming, upgrading and expanding the current resource.

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  Kupol:   Drilling continued at Kupol in the second quarter with 65 holes for 18,401 metres completed at the 650, North, North Extension, South and Big Bend zones. The program is now over 50% complete with a total of approximately 40,000 metres planned for the full year 2010.

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  La Coipa:   Kinross completed more than 8,248 metres of resource definition drilling at Can Can, Portezuelo, and Purén Sur, and exploration drilling Esperanza. On-going drilling will focus on resource and exploration programs at Purén.

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  Kettle River- Buckhorn:  The drilling program continued at Buckhorn with 38 holes completed for 8,344 metres. Targets drilled included LMU, Goldbowl and Buckhorn South. The 12,800 metre drill program is on track to be completed by mid Q3.

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  Lobo-Marte:  Exploration work continued on satellite targets located on the Lobo-Marte property. Drilling is anticipated to commence on the highest priority targets in Q3.

  /*/
  Generative Projects:  New joint ventures and earn-in options completed in the second quarter include Quebrada Valiente (Maricunga Belt, Chile). New project areas were staked in British Columbia (Stubb), Alaska (Central) and the Yukon.

5.     Consolidated Results of Operations

Operating highlights

	Three months ended June 30,					Six months ended June 30,
(in millions, except ounces and per share amounts)	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	585,027	619,045	(34,018)	(5%	)	1,177,391	1,210,214	(32,823)	(3%	)
Sold(b)	603,376	651,390	(48,014)	(7%	)	1,222,122	1,241,901	(19,779)	(2%	)
Attributable gold equivalent ounces(a)
Produced(b)	538,270	560,479	(22,209)	(4%	)	1,082,405	1,087,367	(4,962)	(0%	)
Sold(b)	551,958	583,607	(31,649)	(5%	)	1,119,056	1,110,414	8,642	1%
Gold ounces — sold	564,772	591,109	(26,337)	(4%	)	1,136,394	1,129,990	6,404	1%
Silver ounces — sold (000's)	2,521	4,041	(1,520)	(38%	)	5,608	7,762	(2,154)	(28%	)
Average realized gold price ($/ounce)	$1,158	$915	$243	27%		$1,111	$906	$205	23%
Financial Data
Metal sales	$696.6	$598.1	$98.5	16%		$1,354.2	$1,130.8	$223.4	20%
Cost of sales(c)	$289.9	$270.0	$19.9	7%		$567.3	$504.5	$62.8	12%
Accretion and reclamation expense	$5.2	$4.6	$0.6	13%		$10.4	$9.2	$1.2	13%
Depreciation, depletion and amortization	$112.6	$117.0	$(4.4)	(4%	)	$241.5	$228.2	$13.3	6%
Operating earnings	$220.5	$154.5	$66.0	43%		$413.9	$295.1	$118.8	40%
Net earnings	$103.8	$19.3	$84.5	438%		$214.4	$95.8	$118.6	124%

(a)
"Total" includes 100% of Kupol production. "Attributable" includes Kinross' share of Kupol production (75%).
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2010 was 65.31:1, compared with 67.03:1 for the second quarter of 2009 and for the first six months of 2010 was 65.49:1, compared with 69.49:1 for the first six months of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Operating Earnings (Loss) by Segment

	Three months ended June 30,					Six months ended June 30,
(in millions)	2010	2009	Change	% Change(c)		2010	2009	Change	% Change(c)
Operating segments
Fort Knox	$37.3	$16.2	$21.1	130%		$61.3	$21.8	$39.5	181%
Round Mountain	25.0	15.0	10.0	67%		42.0	30.3	11.7	39%
Kettle River-Buckhorn	22.5	5.0	17.5	350%		38.5	15.6	22.9	147%
Kupol	106.6	115.8	(9.2)	(8%	)	197.3	230.5	(33.2)	(14%	)
Paracatu	62.7	4.3	58.4	1358%		114.7	9.2	105.5	1147%
Crixás	8.3	5.2	3.1	60%		17.6	8.5	9.1	107%
La Coipa	2.9	17.9	(15.0)	(84%	)	16.8	27.7	(10.9)	(39%	)
Maricunga	17.2	18.1	(0.9)	(5%	)	39.6	33.3	6.3	19%
Non-operating segments
Fruta del Norte	(9.4)	(4.6)	(4.8)	104%		(18.3)	(7.3)	(11.0)	151%
Cerro Casale(a)	—	(0.1)	0.1	nm		—	(0.4)	0.4	nm
Corporate and Other(b)	(52.6)	(38.3)	(14.3)	(37%	)	(95.6)	(74.1)	(21.5)	(29%	)

Total	$220.5	$154.5	$66.0	43%		$413.9	$295.1	$118.8	40%

(a)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
(b)
Corporate and Other includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.
(c)
"nm" means not meaningful.

Mining operations

Fort Knox (100% ownership and operator) — USA

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	5,679	7,736	(2,057)	(27%	)	10,928	15,195	(4,267)	(28%	)
Tonnes processed (000's)(a)	7,761	3,269	4,492	137%		11,730	6,317	5,413	86%
Grade (grams/tonne)(b)	0.76	0.74	0.02	3%		0.73	0.66	0.07	11%
Recovery(b)	80.3%	82.2%	(1.9% )	(2%	)	79.9%	81.2%	(1.3% )	(2%	)
Gold equivalent ounces:
Produced	86,270	67,391	18,879	28%		155,910	116,017	39,893	34%
Sold	80,999	63,443	17,556	28%		150,815	112,867	37,948	34%
Financial Data (in millions)
Metal sales	$98.3	$59.0	$39.3	67%		$175.8	$104.1	$71.7	69%
Cost of sales(c)	52.0	34.3	17.7	52%		88.6	67.5	21.1	31%
Accretion and reclamation expense	0.5	0.4	0.1	25%		0.9	0.8	0.1	13%
Depreciation, depletion and amortization	8.1	6.6	1.5	23%		24.0	12.3	11.7	95%

	37.7	17.7	20.0	113%		62.3	23.5	38.8	165%
Exploration	0.4	1.4	(1.0)	(71%	)	1.0	1.6	(0.6)	(38%	)
Other	—	0.1	(0.1)	nm		—	0.1	(0.1)	nm

Segment Earnings	$37.3	$16.2	$21.1	130%		$61.3	$21.8	$39.5	181%

(a)
Includes 4,420,000 tonnes placed on the heap leach pad during the second quarter of 2010 and 5,081,000 for the first six months of 2010.
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.34 grams per tonne for the second quarter of 2010 and 0.32 grams per tonne for the first six months of 2010.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2010 vs. Second quarter 2009

        Tonnes of ore mined were lower in the second quarter of 2010 compared with the second quarter of 2009 primarily due to mining deeper in Phase 6, which resulted in longer haulage cycles. Tonnes of ore processed during the second quarter of 2010 were 137% higher than in the prior year largely due to the ore placed on the heap leach pad, which was not in operation during the second quarter of 2009 and the processing of additional stockpile ore. Production was 28% higher during the second quarter of 2009 largely due to higher tonnes processed. Gold equivalent ounces sold was 6% lower than production in the second quarter of 2010, as finished goods inventory on hand at June 30, 2010 was sold during the third quarter.

        Metal sales were higher than in the same period in the prior year due to higher gold equivalent ounces sold and higher metal prices. Higher gold equivalent ounces sold increased metal sales by $21.6 million while the remainder of the increase was due to higher metal prices realized. Cost of sales was higher during the second quarter of 2010 compared with the second quarter of 2009, largely due to higher gold equivalent ounces sold and costs associated with operating the heap leach pad. Additionally, costs were impacted by higher diesel and energy costs and costs associated with the processing of stockpile ore. Energy costs were higher as the power plant in the region was shutdown resulting in higher overall energy prices. Depreciation, depletion and amortization was 23% higher than in the second quarter of 2009, due to the amortization of the heap leach operation, which began production during the fourth quarter of 2009 and higher gold equivalent ounces sold.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore mined decreased during the first six months of 2010 compared with the first six months of 2009 due to mining deeper in Phase 6, which resulted in longer haulage cycles. Tonnes of ore mined were also impacted by winter air inversions caused by warmer than usual temperatures, which reduced the utilization of shovels and haul trucks during the first six months of 2010. Tonnes of ore processed during the first six months of 2010 were higher than in the first six months of 2009, largely due to the ore placed on the heap leach pad, which was not in operation during the first six months of 2009 and the processing of additional stockpile ore. The gold grade was 11% higher during the first six months of 2010 than 2009 because of mine sequencing, as the mine plan called for mining an area of the pit with a higher gold grade than in 2009. Gold equivalent ounces produced were 34% higher in the first six months of 2010 due to higher tonnes processed and higher gold grades. Gold equivalent ounces sold in the first six months of 2010 were 3% lower than production as finished goods inventory on hand at June 30, 2010 will be sold during the third quarter.

        Metal sales were higher than in the first six months of 2009 due to higher gold equivalent ounces sold and higher metal prices. Higher gold equivalent ounces sold accounted for $44.2 million of the increase in metal sales. Cost of sales was higher during the first six months of 2010 compared with the second quarter of 2009, largely due to higher gold equivalent ounces sold and costs associated with operating the heap leach pad. Additionally, costs were impacted by higher diesel and energy costs and costs associated with the processing of stockpile ore. Energy costs were higher as the power plant in the region was shutdown resulting in higher overall energy prices. Depreciation, depletion and amortization was 95% higher than in the first six months of 2009, due to the depreciation of the heap leach operation, which began production during the fourth quarter of 2009 and higher gold equivalent ounces sold.

Round Mountain (50% ownership and operator; Barrick 50%) — USA

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)(b)	5,610	4,618	992	21%		9,864	10,509	(645)	(6%	)
Tonnes processed (000's)(b)	7,390	5,827	1,563	27%		15,322	15,495	(173)	(1%	)
Grade (grams/tonne)(b)	0.50	0.58	(0.08)	(14%	)	0.52	0.55	(0.03)	(5%	)
Gold equivalent ounces:
Produced	46,927	51,322	(4,395)	(9%	)	92,556	101,498	(8,942)	(9%	)
Sold	45,448	52,912	(7,464)	(14%	)	90,980	103,898	(12,918)	(12%	)
Financial Data (in millions)
Metal sales	$55.0	$49.1	$5.9	12%		$105.4	$95.6	$9.8	10%
Cost of sales(c)	25.9	28.6	(2.7)	(9%	)	54.2	54.6	(0.4)	(1%	)
Accretion and reclamation expense	0.3	0.4	(0.1)	(25%	)	0.7	0.8	(0.1)	(13%	)
Depreciation, depletion and amortization	3.9	4.9	(1.0)	(20%	)	8.6	9.6	(1.0)	(10%	)

	24.9	15.2	9.7	64%		41.9	30.6	11.3	37%
Exploration	0.2	0.2	—	—%		0.2	0.3	(0.1)	(33%	)
Other	(0.3)	—	(0.3)	nm		(0.3)	—	(0.3)	nm

Segment earnings	$25.0	$15.0	$10.0	67%		$42.0	$30.3	$11.7	39%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Tonnes of ore mined/processed represent 100%.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2010 vs. Second quarter 2009

        Tonnes of ore mined and processed in the second quarter of 2010 were higher than in the second quarter of 2009 due to mine sequencing. Grades processed in the second quarter of 2010 were lower compared with the first quarter of 2009 largely due to mine sequencing. Gold equivalent ounces produced were lower as the higher tonnes processed were more than offset by lower gold grades.

        Metal sales were 12% higher compared with the second quarter of 2009 as higher metal prices realized more than offset the lower gold equivalent ounces sold. Cost of sales and depreciation, depletion and amortization was 9% and 20% lower than in the second quarter of 2009, respectively, largely due to fewer gold equivalent ounces sold.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore mined during the first six months of 2010 were lower than in the first six months of 2009 due to the mine sequencing. The gold grade was lower during the first six months of 2010 due to mine sequencing. Gold equivalent ounces produced were 9% lower than in the first six months of 2009 largely due to lower gold grades.

        Metal sales were 10% higher compared with the first six months of 2009 due to higher metal prices which more than offset the lower gold equivalent ounces sold. Depreciation, depletion and amortization was 10% lower than in the first six months of 2009 largely due to fewer gold equivalent ounces sold.

Kettle River-Buckhorn (100% ownership and operator) — USA

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change(b)		2010	2009	$ Change	% Change(b)
Operating Statistics
Tonnes ore mined (000's)	102	48	54	113%		190	103	87	84%
Tonnes processed (000's)	99	56	43	77%		191	103	88	85%
Grade (grams/tonne)	18.20	20.26	(2.06)	(10%	)	18.86	19.90	(1.04)	(5%	)
Recovery	91.2%	93.7%	(2.5% )	(3%	)	90.9%	93.7%	(2.8% )	(3%	)
Gold equivalent ounces:
Produced	50,463	33,807	16,656	49%		98,868	61,706	37,162	60%
Sold	53,364	27,414	25,950	95%		99,444	62,575	36,869	59%
Financial Data (in millions)
Metal sales	$64.2	$25.7	$38.5	150%		$115.4	57.8	$57.6	100%
Cost of sales(a)	16.4	8.2	8.2	100%		29.3	19.0	10.3	54%
Accretion and reclamation expense	0.3	0.3	—	0%		0.7	0.6	0.1	17%
Depreciation, depletion and amortization	23.9	12.0	11.9	99%		45.0	22.1	22.9	104%

	23.6	5.2	18.4	354%		40.4	16.1	24.3	151%
Exploration	1.9	0.2	1.7	850%		3.0	0.5	2.5	500%
Other	(0.8)	—	(0.8)	nm		(1.1)	—	(1.1)	nm

Segment earnings	$22.5	$5.0	$17.5	350%		$38.5	$15.6	$22.9	147%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(b)
"nm" means not meaningful

Second quarter 2010 vs. Second quarter 2009

        Tonnes of ore mined and processed were higher in the second quarter of 2010 compared with the second quarter of 2009, as Kettle River-Buckhorn was ramping up to targeted mining and processing rates during the second quarter of 2009. Tonnes of ore mined and processed in the second quarter of 2010, however, were consistent with expectations. The gold grade was 10% lower compared with the second quarter of 2009 due to mine sequencing. Gold equivalent ounces produced were higher than in the second quarter of 2009 due to higher tonnes processed, which more than offset the impact of lower gold grades. Gold equivalent ounces sold were 95% higher compared with the second quarter of 2009 due to higher production and because a shipment that was produced at the end of June 2009 was sold during the third quarter of 2009.

        Metal sales and cost of sales were higher mainly due to higher gold equivalent ounces sold. Also contributing to higher metal sales were higher gold prices realized during the second quarter of 2010 compared with the second quarter of 2009, which amounted to $7.8 million of the increase in metal sales. Depreciation, depletion and amortization was higher due to more gold equivalent ounces sold and a decrease in reserves at 2009, which decreased the base on which the majority of depreciation is calculated.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore mined and processed were higher in the first six months of 2010 than the first six months of 2009 as Kettle River-Buckhorn was ramping up to targeted mining and processing rates during the first six months of 2009. The mine commenced operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Gold equivalent ounces produced in the first six months of 2010 were higher than in the first six months of 2009 due to higher tonnes processed which more than offset the impact of lower grades.

        Metal sales and cost of sales were higher mainly due to higher gold equivalent ounces sold. Metal sales were also positively impacted by higher gold prices realized during the first six months of 2010 compared with the first six months of 2009, which amounted to $14.8 million of the increase in metal sales. Depreciation, depletion and amortization was higher due to more gold equivalent ounces sold and a decrease in reserves at 2009, which decreased the base on which the majority of depreciation is calculated.

Kupol (75% ownership and operator) — Russian Federation

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change		2010	2009	$ Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	367	286	81	28%		680	543	137	25%
Tonnes processed (000's)(a)	290	279	11	4%		573	572	1	0%
Grade (grams/tonne):
Gold	18.55	23.80	(5.25)	(22%	)	19.36	24.37	(5.01)	(21%	)
Silver	209.73	298.68	(88.95)	(30%	)	225.67	292.54	(66.87)	(23%	)
Recovery:
Gold	94.3%	95.1%	(0.8% )	(1%	)	94.8%	95.1%	(0.3% )	(0%	)
Silver	83.0%	83.1%	(0.1% )	(0%	)	83.0%	82.6%	0.4%	1%
Gold equivalent ounces:(a),(b)
Produced	187,025	234,265	(47,240)	(20%	)	379,946	491,388	(111,442)	(23%	)
Sold	205,670	271,133	(65,463)	(24%	)	412,265	525,947	(113,682)	(22%	)
Silver ounces:
Produced (000's)	1,616	2,178	(562)	(26%	)	3,373	4,442	(1,069)	(24%	)
Sold (000's)	1,640	2,209	(569)	(26%	)	3,433	4,385	(952)	(22%	)
Financial Data (in millions)
Metal sales	$217.1	$247.1	$(30.0)	(12%	)	$418.2	$475.6	$(57.4)	(12%	)
Cost of sales(c)	63.1	70.1	(7.0)	(10%	)	127.9	127.3	0.6	0%
Accretion and reclamation expense	0.4	0.3	0.1	33%		0.8	0.7	0.1	14%
Depreciation, depletion and amortization	42.9	59.4	(16.5)	(28%	)	86.7	115.0	(28.3)	(25%	)

	110.7	117.3	(6.6)	(6%	)	202.8	232.6	(29.8)	(13%	)
Exploration	3.9	1.3	2.6	200%		5.3	1.9	3.4	179%
Other	0.2	0.2	—	—%		0.2	0.2	—	—%

Segment earnings	$106.6	$115.8	$(9.2)	(8%	)	$197.3	$230.5	$(33.2)	(14%	)

(a)
Tonnes of ore mined/processed and production and sales represents 100%.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2010 was 65.31:1, compared with 67.03:1 for the second quarter of 2009 and for the first six months of 2010 was 65.49:1, compared with 69.49:1 for the first six months of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2010 vs. Second quarter 2009

        Tonnes of ore mined were higher in the second quarter of 2010 compared with the second quarter of 2009, as Kupol added mine equipment during the second quarter of 2009, which was in use for the full second quarter of 2010. Grades were lower in the second quarter of 2010 compared with the second quarter of 2009 due to mine sequencing. However, this was consistent with plan. Gold equivalent ounces produced were 20% lower than in in the second quarter of 2009 largely due to lower grades. Gold equivalent ounces sold for the second quarter of 2010 were higher than produced due to the timing of shipments and the sale of finished goods inventory on hand at the end of March 31, 2010. Shipments were aided in the summer months as it is more difficult to ship finished goods during the winter as a result of weather conditions.

        Metal sales decreased to $217.1 million compared with $247.1 million in the second quarter of 2009 due to lower gold equivalent ounces sold which more than offset the impact of higher metal prices. Cost of sales and depreciation, depletion and amortization was lower largely due to lower gold equivalent ounces sold.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore mined were 25% higher in the first six months of 2010 compared with the first six months of 2009 as Kupol added mining equipment during the first six months of 2009, which was in use for the full six months of 2010. Gold and silver grades were 21% and 23% lower, respectively, compared with the first six months of 2009 due to mine sequencing. The lower grades resulted in gold equivalent ounces produced that were 23% lower than in the first six months of 2009. Gold equivalent ounces sold for the first six months of 2010 were higher than produced due to timing of shipments and the sale of finished goods inventory on hand at the end of December 31, 2009.

        Metal sales were 12% lower for the first six months of 2010 compared with the first six months of 2009, as the lower gold equivalent ounces sold more than offset the impact of the higher metal prices. Cost of sales was consistent with the first six months of 2009 as the impact of higher labour and contractor costs offset the impact of the lower gold equivalent ounces sold. Depreciation, depletion and amortization was lower largely due to lower gold equivalent ounces sold.

Paracatu (100% ownership and operator) — Brazil

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	10,593	9,256	1,337	14%		22,010	18,149	3,861	21%
Tonnes processed (000's)	10,179	9,259	920	10%		20,289	18,256	2,033	11%
Grade (grams/tonne)	0.45	0.44	0.01	2%		0.45	0.44	0.01	2%
Recovery	79.2%	67.1%	12.1%	18%		78.4%	62.1%	16.3%	26%
Gold equivalent ounces:
Produced	118,101	87,458	30,643	35%		235,573	160,203	75,370	47%
Sold	119,531	92,725	26,806	29%		240,652	164,818	75,834	46%
Financial Data (in millions)
Metal sales	$143.5	$84.9	$58.6	69%		$277.7	$150.3	$127.4	85%
Cost of sales(a)	62.7	64.6	(1.9)	(3%	)	130.0	112.6	17.4	15%
Accretion and reclamation expense	0.6	0.2	0.4	200%		1.2	0.5	0.7	140%
Depreciation, depletion and amortization	16.8	11.9	4.9	41%		32.6	22.5	10.1	45%

	63.4	8.2	55.2	673%		113.9	14.7	99.2	675%
Other	0.7	3.9	(3.2)	(82%	)	(0.8)	5.5	(6.3)	(115%	)

Segment earnings	$62.7	$4.3	$58.4	1358%		$114.7	$9.2	$105.5	1147%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2010 vs. Second quarter 2009

        Tonnes of ore mined and tonnes of ore processed in the second quarter of 2010 were higher than in the second quarter of 2009 largely due to improvements in operating time and throughput of plant 2 compared with the second quarter of 2009. These improvements also resulted in 18% higher recoveries than in the second quarter of 2009 and higher tonnes processed. Throughput and recovery at the expansion plant have continued to trend upward as a result of the enhancements and refinements, with average recovery levels for the quarter over 79%, and an average mill throughput rate of 3,250 tonnes per hour. Gold equivalent ounces produced were 35% higher than in the second quarter of 2009 due to higher tonnes processed and recoveries.

        Metal sales increased by 69% due to higher gold equivalent ounces sold and higher metal prices. Higher sales volumes accounted for $32.7 million of the $58.6 million increase in metal sales. Cost of sales was largely consistent with the second quarter of 2009, as additional costs were incurred during the prior year, as the mine ramped up to targeted processing and recovery rates. Depreciation, depletion and amortization increased by 41%, largely due to higher gold equivalent ounces sold and a reduction in reserves at December 31, 2009, which decreased the basis by which the majority of depreciation is calculated.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore mined and processed were higher by 21% and 11%, respectively, compared with the first six months of 2009, largely due to improvements in operating time and throughput of plant 2 compared with the same period in 2009. The improvements also resulted in an increase in recoveries of 26%. For the first six months of 2010 recoveries in plant 2 averaged 78%. Gold equivalent ounces produced and sold were higher than in the same period of the prior year due to higher tonnes processed and higher recoveries. Gold equivalent ounces sold for the first six months of 2010 were higher than gold equivalent ounces produced due to timing of shipments as finished goods inventory on hand at the end of December 31, 2009 were sold during 2010.

        Metal sales increased to $277.7 million compared with $150.3 million in the first six months of 2009, of which $87.0 million was due to an increase in sales volumes. Cost of sales and depreciation, depletion and amortization were higher largely due to higher gold equivalent ounces sold. Cost of sales during the first six months of 2009 was also impacted by additional costs as the mine ramped up to targeted processing and recovery rates. Depreciation, depletion and amortization also increased due to higher gold equivalent ounces sold and a reduction in reserves at December 31, 2009, which decreased the basis by which the majority of depreciation is calculated.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change(c)		2010	2009	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)(a)	288	277	11	4%		564	479	85	18%
Tonnes processed (000's)(a)	288	277	11	4%		564	479	85	18%
Grade (grams/tonne)	4.26	5.03	(0.77)	(15%	)	4.35	4.57	(0.22)	(5%	)
Recovery	91.6%	92.1%	(0.5% )	(1%	)	93.2%	91.5%	1.7%	2%
Gold equivalent ounces:
Produced	18,076	20,646	(2,570)	(12%	)	36,932	32,241	4,691	15%
Sold	16,751	17,763	(1,012)	(6%	)	37,335	31,311	6,024	19%
Financial Data (in millions)
Metal sales	$21.0	$16.5	$4.5	27%		$43.1	$28.6	$14.5	51%
Cost of sales(b)	8.8	7.5	1.3	17%		17.7	13.3	4.4	33%
Accretion and reclamation expense	—	0.1	(0.1)	(100%	)	0.1	0.1	—	—%
Depreciation, depletion and amortization	3.4	2.3	1.1	48%		7.3	4.2	3.1	74%

	8.8	6.6	2.2	33%		18.0	11.0	7.0	64%
Exploration	0.3	1.3	(1.0)	(77%	)	0.4	2.1	(1.7)	(81%	)
Other	0.2	0.1	0.1	100%		—	0.4	(0.4)	nm

Segment earnings	$8.3	$5.2	$3.1	60%		$17.6	$8.5	$9.1	107%

(a)
Tonnes of ore mined/processed represent 100% of mine production.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Second quarter 2010 vs. Second quarter 2009

        Gold grades were lower during the second quarter of 2010 than the second quarter of 2009 due to a change in the mine sequence. The lower gold grades resulted in lower gold equivalent ounces produced during the second quarter of 2010 compared with the second quarter of 2009.

        Metal sales increased by 27% compared with the second quarter of 2009 due to higher metal prices, which more than offset the lower gold equivalent ounces sold. Costs of sales increased partially due to higher labour costs.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore mined and processed were 18% higher than in the first six months of 2009 due to the mill expansion, which occurred during 2009. Gold grades were lower during the first six months of 2010 compared with the first six months of 2009 due to a change in the mine sequencing. Gold equivalent ounces produced were 15% higher than in the first six months of 2009 as the higher tonnes processed more than offset the lower gold grades.

        Metal sales increased by $14.5 million or 51% to $43.1 million due to higher gold equivalent ounces sold and higher metal prices. Higher gold equivalent ounces sold accounted for $6.9 million of the $14.5 million increase. Cost of sales increased by 33% during the first six months of 2010 largely due to higher gold equivalent ounces sold and higher labour and contractor costs.

La Coipa (100% ownership and operator) — Chile

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating Statistics
Tonnes ore mined (000's)(a)	950	1,008	(58)	(6%	)	1,815	1,874	(59)	(3%	)
Tonnes processed (000's)(a)	998	1,323	(325)	(25%	)	2,229	2,742	(513)	(19%	)
Grade (grams/tonne):
Gold	1.00	1.12	(0.12)	(11%	)	1.04	1.10	(0.06)	(5%	)
Silver	37.56	55.15	(17.59)	(32%	)	37.82	60.18	(22.36)	(37%	)
Recovery:
Gold	79.8%	87.2%	(7.4% )	(8%	)	78.9%	86.0%	(7.1% )	(8%	)
Silver	58.9%	63.3%	(4.4% )	(7%	)	60.6%	63.4%	(2.8% )	(4%	)
Gold equivalent ounces(b):
Produced	35,175	64,482	(29,307)	(45%	)	82,839	130,722	(47,883)	(37%	)
Sold	38,663	67,296	(28,633)	(43%	)	97,351	123,558	(26,207)	(21%	)
Silver ounces:
Produced (000's)	689	1,538	(849)	(55%	)	1,634	3,330	(1,696)	(51%	)
Sold (000's)	727	1,696	(969)	(57%	)	1,844	3,112	(1,268)	(41%	)
Financial Data (in millions)
Metal sales	$46.7	$62.5	$(15.8)	(25%	)	$111.8	$113.9	$(2.1)	(2%	)
Cost of sales(c)	31.8	26.4	5.4	20%		61.8	48.4	13.4	28%
Accretion and reclamation expense	2.3	2.1	0.2	10%		4.6	4.2	0.4	10%
Depreciation, depletion and amortization	8.6	14.6	(6.0)	(41%	)	26.5	31.6	(5.1)	(16%	)

	4.0	19.4	(15.4)	(79%	)	18.9	29.7	(10.8)	(36%	)
Exploration	1.0	1.4	(0.4)	(29%	)	2.0	1.8	0.2	11%
Other	0.1	0.1	—	—%		0.1	0.2	(0.1)	(50%	)

Segment earnings	$2.9	$17.9	$(15.0)	(84%	)	$16.8	$27.7	$(10.9)	(39%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.
(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2010 was 65.31:1, compared with 67.03:1 for the second quarter of 2009 and for the first six months of 2010 was 65.49:1, compared with 69.49:1 for the first six months of 2009.
(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Second quarter 2010 vs. Second quarter 2009

        Tonnes of ore mined and processed were 6% and 25% lower, respectively, than the second quarter of 2009 due to changes in the mine plan, which resulted in ore being sourced from areas that had a higher concentration of clay in the ore blend. The higher concentration of clay in the ore impacted filter plant capacity during the quarter. Additionally, operations were impacted by weather conditions during the second quarter of 2010. Grades were lower than in the same period in the prior year due to mine sequencing. Recoveries during the second quarter of 2010 were impacted by changes in the ore blend. Lower tonnes processed, lower grades and lower recoveries resulted in gold equivalent ounces produced that were 45% lower than in the second quarter of 2009.

        Metal sales were 25% lower than in the second quarter of 2009, as the positive impact from higher metal prices was more than offset by the lower gold equivalent ounces sold. Lower ounces sold resulted in reduced metal sales by $33.1 million. Cost of sales for the second quarter was higher than in the second quarter of 2009 as costs that are fixed in nature were still being incurred during the quarter despite the reduced operating time. Additionally, higher contractor and electricity costs were incurred. Depreciation, depletion and amortization decreased to $8.6 million due to lower gold equivalent ounces sold.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore processed were 19% lower than in the first six months of 2009, due to changes in the mine plan, which resulted in ore being sourced from areas that had a higher concentration of clay in the ore blend. The higher concentration of clay in the ore impacted filter plant capacity during the first six months of 2010. Additionally, operations during the first six months were impacted by weather conditions. Recoveries were lower during the first six months of 2010 as recoveries were impacted by the higher clay content in the ore. Gold and silver grades were 5% and 37% lower, respectively, compared with the first six months of 2009 due to mine sequencing. Lower tonnes processed, lower grades and lower recoveries resulted in lower gold equivalent ounces produced during 2010. However, gold equivalent ounces sold for the first six months of 2010 was higher than the gold equivalent ounces produced due to timing of shipments as finished goods inventory on hand at December 31, 2009 were sold during 2010.

        Metal sales were consistent with 2009 as higher metal prices were offset by lower sales volumes. Cost of sales were higher by $13.4 million, as costs that are fixed in nature were still being incurred despite the reduced operating time. Depreciation, depletion and amortization was lower than in the first six months of 2009 largely due to lower gold equivalent ounces sold.

Maricunga (100% ownership and operator) — Chile

	Three months ended June 30,					Six months ended June 30,
	2010	2009	Change	% Change(c)		2010	2009	Change	% Change
Operating Statistics(a)
Tonnes ore mined (000's)	3,115	3,826	(711)	(19%	)	6,656	7,294	(638)	(9%	)
Tonnes processed (000's)	3,118	3,996	(878)	(22%	)	6,722	7,660	(938)	(12%	)
Grade (grams/tonne)	0.77	0.83	(0.06)	(7%	)	0.79	0.85	(0.06)	(7%	)
Gold equivalent ounces:
Produced	42,990	59,674	(16,684)	(28%	)	94,767	116,439	(21,672)	(19%	)
Sold	42,950	58,704	(15,754)	(27%	)	93,280	116,927	(23,647)	(20%	)
Financial Data (in millions)
Metal sales	$50.8	$53.3	$(2.5)	(5%	)	$106.8	$104.9	$1.9	2%
Cost of sales(b)	29.2	30.3	(1.1)	(4%	)	57.8	61.8	(4.0)	(6%	)
Accretion and reclamation expense	0.1	0.1	—	—%		0.3	0.3	—	—%
Depreciation, depletion and amortization	3.9	4.6	(0.7)	(15%	)	8.1	9.1	(1.0)	(11%	)

	17.6	18.3	(0.7)	(4%	)	40.6	33.7	6.9	20%
Exploration	0.1	—	0.1	nm		0.1	0.2	(0.1)	(50%	)
Other	0.3	0.2	0.1	50%		0.9	0.2	0.7	350%

Segment earnings	$17.2	$18.1	$(0.9)	(5%	)	$39.6	$33.3	$6.3	19%

(a)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.
(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.
(c)
"nm" means not meaningful.

Second quarter 2010 vs. Second quarter 2009

        Tonnes of ore mined and processed were lower as access to ore was restricted as mining reached the bottom of the Verde pit and because of slope stability issues. Additionally, mining and processing was impacted by winter weather and lower shovel and drill availability. Gold grades were lower during the second quarter of 2010 compared with the second quarter of 2009 due to mine sequencing. Lower tonnes processed and lower grades resulted in production that was 28% lower than in the second quarter of 2009.

        Metal sales for the second quarter of 2010 were slightly lower than in the second quarter of 2009, as higher metal prices were offset by lower gold equivalent ounces sold.

First six months of 2010 vs. First six months of 2009

        Tonnes of ore mined and processed were 9% and 12% lower, respectively, compared with the first six months of 2009 as mining reached the bottom of the Verde pit and because of slope stability issues. Additionally, operations were impacted by winter weather and lower shovel and drill availability. Gold grades were lower during the first six months of 2010 compared with the first six months of 2009 due to mine sequencing. Gold equivalent ounces produced were lower due to lower tonnes processed and lower gold grades.

        Metal sales for the first six months of the year were consistent with the first six months of 2009 as lower gold equivalent ounces sold were offset by higher metal prices. Cost of sales was 6% lower than in the first six months of 2009 largely due to lower gold equivalent ounces sold, offset to some extent by higher electricity costs.

Exploration and business development

	Three months ended June 30,				Six months ended June 30,
(in millions)	2010	2009	Change	% Change	2010	2009	Change	% Change
Exploration and business development	$27.4	$15.7	$11.7	75%	$45.6	$26.7	$18.9	71%

        In the second quarter of 2010, exploration and business development expenses were $27.4 million, compared with $15.7 million for the same period in 2009. Of the total exploration and business development expense, expenditures on exploration totaled $22.2 million for the quarter. Capitalized exploration expenses for the second quarter of 2010 totaled $1.3 million compared with $2.9 million during the second quarter of 2009.

        In the first six months of 2010, exploration and business development expenses were $45.6 million, compared with $26.7 million for the same period in 2009. Of the total exploration and business development expense, expenditures on exploration totaled $35.2 million for the year. Capitalized exploration expenses for the first six months of 2010 totaled $1.6 million. Kinross was active on more than 29 mine site, near-mine and greenfields projects in the second quarter with a total of 80,282 metres drilled.

General and administrative

	Three months ended June 30,				Six months ended June 30,
(in millions)	2010	2009	Change	% Change	2010	2009	Change	% Change
General and administrative	$33.0	$26.5	$6.5	25%	$61.3	$51.2	$10.1	20%

        General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

        Costs for the second quarter of 2010 were $33.0 million, compared with $26.5 million for the same period in 2009. For the first six months of 2010, general and administrative costs were $61.3 million an increase of 20% compared with the first six months of 2009. The increase in general and administrative costs was largely due to higher employee related costs.

Other income (expense) — net

	Three months ended June 30,					Six months ended June 30,
(in millions)	2010	2009	Change	% Change		2010	2009	Change	% Change(a)
Gain (loss) on sale of assets and investments — net	$(0.3)	$0.2	$(0.5)	(250%	)	$37.0	$0.7	$36.3	nm
Interest income and other	1.3	0.6	0.7	117%		2.7	2.3	0.4	17%
Interest expense	(8.1)	(16.0)	7.9	(49%	)	(17.4)	(32.7)	15.3	(47%	)
Foreign exchange losses	(3.6)	(57.5)	53.9	(94%	)	(1.8)	(51.9)	50.1	(97%	)
Net non-hedge derivative gains (losses)	(4.8)	(3.2)	(1.6)	50%		(10.8)	1.5	(12.3)	(820%	)
Working Interest in Diavik Diamond mine	(3.0)	(2.9)	(0.1)	3%		(4.1)	(2.9)	(1.2)	41%

	$(18.5)	(78.8)	$60.3	(77%	)	$5.6	$(83.0)	$88.6	(107%	)

(a)
"nm" means not meaningful.

        For the second quarter of 2010, other expense decreased to $18.5 million from $78.8 million in the second quarter of 2009. For the first six months other income (expense) increased to income of $5.6 million compared with an expense of $83.0 million for the first six months of 2009. The discussion below details the changes in Other income (expense) for the second quarter and the first six months of 2010 compared with the same periods in 2009.

Gain (loss) on sale of assets and investments — net

        In the first six months of 2010, the Company recognized a gain on the sale of one-half of its interest in Cerro Casale. The disposition resulted in a gain of $36.7 million, before taxes.

Interest income and other

        Interest and other income was largely consistent compared with the same periods in the prior year. During the second quarter of 2010 interest income and other increased by $0.7 million and $0.4 million for the first six months of 2010 compared with the second quarter and first six months of 2009, respectively.

Interest expense

        Interest expense decreased by $7.9 million during the second quarter of 2010 and $15.3 million for the first six months of 2010, compared with the same periods in 2009. The decrease in interest was primarily due to lower debt balances during 2010 and higher capitalized interest. Capitalized interest was $3.1 million for the quarter and $5.9 million for the first six months of 2010 compared with $1.9 million and $3.6 million of capitalized interest for the same periods in the prior year.

Foreign exchange losses

        In the second quarter of 2010, foreign exchange losses were $3.6 million compared with a loss of $57.5 million for the second quarter of 2009. Foreign exchange losses were $1.8 million for the first six months of 2010 compared with $51.9 million for the first six months of 2009. The foreign exchange losses for the second quarter of 2009 and for the first six months of 2009 were higher than the same periods in 2010 as a result of the translation of net monetary liabilities, including future income taxes. As at June 30, 2009, the US dollar weakened relative to the Brazilian real and the Chilean peso compared with March 31, 2009. For the first six months of 2009, the US dollar weakened relative to the Brazilian real, the Chilean peso and the Russian rouble relative to December 31, 2008.

Net non-hedge derivative gains(losses)

        Non-hedge derivative losses recognized during the second quarter and for the first six months of 2010 were higher than the comparative periods in 2009, largely due to the change in the credit risk adjustment on the gold and silver derivatives, which is a component of the mark-to-market adjustment of the derivatives. Changes in the credit risk adjustment are recorded in other income (expense).

Income and mining taxes

        Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company recorded a tax provision of $67.8 million on earnings before taxes of $202.0 million, compared with a tax provision of $21.6 million on earnings before taxes and other items of $75.7 million in the second quarter of 2009. The Company's tax provision increased compared with the second quarter of 2009 largely due changes in the income mix.

        For the first six months of 2010, the Company recorded a tax provision of $146.6 million on earnings before taxes of $419.5 million, compared with a tax provision of $54.7 million on earnings before taxes and other items of $212.1 million during the first six months of 2009. The Company's tax provision increased compared with the first six months of 2009 largely due to the sale of one-half of its interest in Cerro Casale as well as changes in its income mix, during 2010.

        There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

        Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity:

	Three months ended June 30,					Six months ended June 30,
(in millions)	2010	2009	Change	% Change		2010	2009	Change	% Change
Cash flow:
Provided from operating activities	$216.4	$171.8	$44.6	26%		$428.4	$337.2	$91.2	27%
Used in investing activities	(649.2)	(45.7)	(603.5)	1321%		(291.3)	(480.9)	189.6	(39%	)
Provided from (used in) financing activities	64.0	(74.4)	138.4	(186%	)	(37.3)	292.4	(329.7)	(113%	)
Effect of exchange rate changes on cash	(2.5)	7.5	(10.0)	(133%	)	(2.4)	6.3	(8.7)	(138%	)

Increase (decrease) in cash and cash equivalents	(371.3)	59.2	(430.5)	(727%	)	97.4	155.0	(57.6)	(37%	)
Cash and cash equivalents, beginning of period	1,066.1	586.4	479.7	82%		597.4	490.6	106.8	22%

Cash and cash equivalents, end of period	694.8	645.6	49.2	8%		694.8	645.6	49.2	8%
Short-term investments	—	105.7	(105.7)	(100%	)	—	105.7	(105.7)	(100%	)

	$694.8	$751.3	$(56.5)	(8%	)	$694.8	$751.3	$(56.5)	(8%	)

        Cash and cash equivalent balances decreased by $371.3 million during the second quarter of 2010 compared with an increase of $59.2 million in the second quarter of 2009. For the first six months of 2010, cash increased by $97.4 million compared with an increase of $155.0 million during the first six months of 2009. Below are detailed discussions related to these cash flows.

Operating Activities

Second quarter of 2010 vs. Second quarter of 2009

        During 2010, cash provided from operating activities increased by $44.6 million to $216.4 million from $171.8 million during the second quarter of 2009. The increase was primarily attributed to an increase in gross margin. This was offset to some extent by an increase in accounts receivable and other assets at Kupol, as Kupol prepaid for supplies in preparation of the 2011 campaign and an increase in receivables at Paracatu.

First six months of 2010 vs. First six months of 2009

        During the first six months of 2010 cash provided from operating activities was $91.2 million higher than in the first six months of 2009. The higher cash flows were largely the result of an increase in gross margin. Additionally, operating cash flows were impacted by the sale of finished goods inventory on hand at December 31, 2009 and a reduction in supplies at Kupol and Paracatu. This was offset to some extent by an increase in accounts receivable and other assets at Kupol, as Kupol prepaid for supplies in preparation of the 2011 campaign and an increase in receivables at Paracatu.

Investing Activities

Second quarter 2010 vs. Second quarter 2009

        Net cash used in investing activities during the second quarter of 2010 was $649.2 million, compared with cash used in investing activities of $45.7 million in the second quarter of 2009. The primary use of cash during the second quarter was the Company's investment in Red Back of $580.3 million, including transaction costs. Additionally, restricted cash was reduced by $21.2 million compared with $28.4 million during the second quarter of 2009. During the second quarter the Company acquired net cash of $10.8 million as a result of the acquisition of Underworld.

First six months of 2010 vs. First six months of 2009

        Cash used in investing activities was $291.3 million compared with $480.9 million for the first six months of 2009. During the first six months of 2010 the primary uses of cash were capital expenditures of $191.9 million and the Company's investment in Red Back Mining of $580.3 million. This was offset to some extent by the acquisition of net cash as a result of the acquisition of Underworld Resources, the sale of the one-half interest in Cerro Casale and the sale of short-term investments. During the first six months of 2009, the uses of cash included $203.2 million in capital expenditures, $41.4 million related to the acquisition of the remaining interest in Lobo-Marte and the investment in Harry Winston and the indirect interest in the Diavik Diamond Mine for a gross amount of $174.2 million. Additionally, the Company acquired short-term investments in the amount of $71.2 million.

        The following table provides a breakdown of capital expenditures:

	Three months ended June 30,					Six months ended June 30,
(in millions)	2010	2009	Change	% Change		2010	2009	Change	% Change
Operating segments
Fort Knox	$16.8	$41.9	$(25.1)	(60%	)	$38.5	$65.2	$(26.7)	(41%	)
Round Mountain	9.1	9.0	0.1	1%		16.1	17.6	(1.5)	(9%	)
Kettle River-Buckhorn	2.8	8.2	(5.4)	(66%	)	4.8	15.9	(11.1)	(70%	)
Kupol	2.9	10.0	(7.1)	(71%	)	11.3	16.5	(5.2)	(32%	)
Paracatu	47.6	24.8	22.8	92%		56.4	35.1	21.3	61%
Crixás	4.6	6.3	(1.7)	(27%	)	10.8	12.9	(2.1)	(16%	)
La Coipa	5.6	3.6	2.0	56%		12.1	7.6	4.5	59%
Maricunga	12.5	13.9	(1.4)	(10%	)	25.0	20.9	4.1	20%
Non-operating segments
Fruta del Norte	0.2	0.3	(0.1)	(33%	)	0.4	0.6	(0.2)	(33%	)
Cerro Casale(a)	—	5.0	(5.0)	(100%	)	4.0	8.6	(4.6)	(53%	)
Corporate and other	7.6	1.9	5.7	300%		12.5	2.3	10.2	443%

Total	$109.7	$124.9	$(15.2)	(12%	)	$191.9	$203.2	$(11.3)	(6%	)

(a)
As of March 31, 2010, Cerro Casale is accounted for as an equity investment.

Financing Activities

Second quarter 2010 vs. Second quarter 2009

        Cash provided from financing activities during the second quarter of 2010 was $64.0 million, compared with cash used in financing activities of $74.4 million during the second quarter of 2009. During the second quarter of 2010 the Company borrowed $120.0 million to partially fund the investment in Red Back, offset to some extent by the repayment of debt of $53.4 million. During the second quarter of 2009, the primary use of cash was the repayment of debt in the amount of $72.5 million.

First six months of 2010 vs. First six months of 2009

        Cash used in financing activities was $37.3 million a decrease of $329.7 million compared with the first six months of 2009. During the first six months of 2010, the Company had a drawdown of debt, net of repayments of $10.0 million. Additionally, the Company paid total dividends of $42.0 million. During the first six months of 2009, the Company raised $396.4 million through an equity offering which was offset to some extent by a net repayment of debt of $80.3 million and the payment of dividends of $27.8 million.

Balance Sheets

	As at
(in millions)	June 30, 2010	December 31, 2009
Cash and cash equivalents and short-term investments	$694.8	$632.4
Current assets	$1,511.4	$1,390.9
Total assets	$8,386.5	$8,013.2
Current liabilities	$644.9	$638.0
Total long-term financial liabilities(a)	$1,104.0	$1,058.2
Total debt, including current portion	$710.9	$692.2
Total liabilities(b)	$2,431.6	$2,453.7
Shareholders' equity	$5,954.9	$5,559.5
Statistics
Working capital	$866.5	$752.9
Working capital ratio(c)	2.34:1	2.18:1

(a)
Includes long-term debt and other long-term liabilities.
(b)
Includes non-controlling interest.
(c)
Current assets divided by current liabilities.

        At June 30, 2010, Kinross had cash and short-term investments of $694.8 million, an increase of $62.4 million from December 31, 2009. Current assets increased to $1,511.4 million largely due to an increase in prepaids at Kupol and an increase in receivables at Paracatu. This was offset to some extent by a reduction in finished goods inventory and the usage of supplies inventory. Total assets increased to $8,386.5 million primarily due to capital expenditures, the acquisition of Underworld and the Company's investment in Red Back. This was offset to some extent by depreciation, depletion and amortization and the sale of the Company's one-half interest in the Cerro Casale project. Total debt increased to $710.9 million due to borrowings of $120.0 million offset by the repayment of debt at Kupol.

        On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share which was paid to common shareholders on March 24, 2010.

        The Board of Directors declared a dividend of $0.05 per share payable on September 30, 2010 to shareholders of record at the close of business on August 31, 2010.

        As of August 4, 2010, there were 703.9 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 8.6 million share purchase options outstanding under its share option plan and 30.5 million common share purchase warrants outstanding (convertible to 24.5 million Kinross shares).

Credit Facilities and Financing

Credit facilities

        In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

        On June 17, 2010, the Company entered into a further amendment to increase availability under the facility to $600 million. All other terms and conditions under the existing revolving credit facility remain unchanged.

        As at June 30, 2010, the Company had drawn $225.4 million on the amended revolving credit facility, including drawings for the Paracatu term loan and $28.1 million ($28.9 million — December 31, 2009) for letters of credit.

        Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. As at June 30, 2010, $96.8 million was outstanding under this facility compared with $96.4 million at December 31, 2009.

        On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125 million to $136 million. Subsequent to the amendment, and an additional drawing, the amount outstanding under this facility was $135.2 million. All other terms and conditions under this agreement remain the same.

        The following table outlines the credit facility utilization:

	As at
(in millions)	June 30, 2010	December 31, 2009
Revolving credit facility(a)	$(225.4)	$(124.4)
Utilization of EDC facility(b)	(96.8)	(96.4)
Draw against Paracatu term loan(a)		—
Draw against Kupol project loan	(72.9)	(158.4)

Borrowings	$(395.1)	$(379.2)

Available under revolving credit facility(a)	374.6	325.6
Available under EDC credit facility(b)	28.2	28.6
Available under Paracatu term loan(a)	—	—
Available under Kupol project loan	—	—

Available credit	$402.8	$354.2

(a)
the Paracatu term loan now forms part of the credit facility and amounted to $77.3 million at June 30, 2010 (December 31, 2009 — $95.5 million).

(b)
Amended subsequent to June 30, 2010.

        The amended revolving credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at June 30, 2010.

        Total debt of $710.9 million at June 30, 2010 consists of $410.9 million for the debt component of the convertible debentures, $194.3 million for the Corporate term loan and revolving credit facilities, $72.9 million for the Kupol project loan, and $32.8 million in capital leases and other debt. The current portion of this debt is $121.8 million at June 30, 2010.

Liquidity Outlook

        In 2010, the Company expects to repay $128.1 million related to the Kupol project loan plus any additional cash sweeps required under the project financing loan, $36.4 million for the Corporate term loan and $12.5 million in capital lease and other debt payments.

        The Company's capital resources include existing cash balances and short-term investments of $694.8 million, total available credit of $402.8 million at June 30, 2010, including availability under the letter of credit facility and operating cash flows. We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations of approximately $17.1 million in 2010. Prior to investment in capital projects, consideration is given to the cost and availability of various sources of capital resources.

        The Company continually evaluates its capital resources based on its long-term strategic business plan. Alternative sources of capital that could be used to support the long-term growth strategy include issuing new equity, drawing on existing credit facilities, issuing new debt, entering into long-term leases and by selling assets.

Contractual Obligations and Commitments

        The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

        The following table provides a summary of derivative contracts outstanding at June 30, 2010:

	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	109,500	319,660	74,075	503,235
Average price	642.71	621.24	674.44	633.74

Gold forward buy contracts (ounces)	109,500	213,440	—	322,940
Average price	1,147.70	1,114.27	—	1,125.60

Silver forward sell contracts (ounces 000's)	1,800	3,600	—	5,400
Average price	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	—	—	—	—
Average price	—	—	—	—

Purchased silver put contracts (ounces 000's)	689	2,806	—	3,495
Average price	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	689	2,806	—	3,495
Average price	16.86	17.29	—	17.20

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	75.0	186.0	—	261.0
Average price	2.15	2.01	—	2.05

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	88.8	102.0	—	190.8
Average price	546.34	534.56	—	540.04

Russian roubles forward buy contracts
(in millions of U.S. dollars)	42.0	60.0	—	102.0
Average price	33.85	32.02	—	32.77

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	41.1	34.0	—	75.1
Average price	1.06	1.07	—	1.07

Energy
Oil forward buy contracts (barrels)	60,000	—	—	60,000
Average price	72.50	—	—	72.50

        During the first six months of 2010 the Company entered into gold forward purchase contracts for 91,250 ounces of gold which mature in 2010 at an average price of $1,125.61 per ounce and 213,440 ounces of gold at an average price of

$1,114.27 which mature in 2011. Commensurate with the engagement of these derivatives, the Company has de-designated the gold forward sale contract hedging relationship for 92% of 2010 maturities and 67% of the 2011 maturities.

        Additionally the following new forward buy derivative contracts were engaged during the first six months:

  •
  $213.5 million at an average rate of 2.00 Brazilian reais, which mature in 2010 and 2011;

  •
  $217.8 million at an average rate of 526.52 Chilean pesos, which mature in 2010 and 2011;

  •
  $83.0 million at an average rate of 31.72 Russian roubles, which mature in 2010 and 2011;

  •
  $80.2 million at an average rate of 1.07 Canadian dollars, which mature in 2010 and 2011.

Fair value of derivative instruments

        The fair value of derivative instruments are noted in the table below.

	As at
(in millions)	June 30, 2010	December 31, 2009
Asset (liability)
Interest rate swap	$(6.3)	$(8.3)
Foreign currency forward contracts	18.1	38.1
Gold contract related to Julietta sale	6.2	4.3
Gold and silver forward contracts	(314.6)	(332.8)
Energy forward contract	0.2	1.3
Total return swap	0.1	(0.2)

	$(296.3)	$(297.6)

Contingent Liability

        The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project.

Other legal matters

        The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

7.     Summary of Quarterly Information

	2010		2009				2008
(in millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Metal sales	$696.6	$657.6	$699.0	$582.3	$598.1	$532.7	$484.4	$503.7
Net earnings (loss)	$103.8	$110.6	$235.6	$(21.5)	$19.3	$76.5	$(968.8)	$64.7
Basic earnings (loss) per share	$0.15	$0.16	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10
Diluted earnings (loss) per share	$0.15	$0.16	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10
Cash flow provided from (used in) operating activities	$216.4	$212.0	$306.5	$141.9	$171.8	$165.4	$201.0	$206.0

        The Company's results over the past several quarters have been largely driven by increases in gold equivalent ounces produced. Additionally fluctuations in the gold and silver price and foreign exchange rates have impacted results.

8.     Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

        Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. During the first six months of 2010, Maricunga converted to the ERP system that has been utilized by La Coipa. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion.

9.     International Financial Reporting Standards

        The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations. Our goal is to make policy changes that are compliant with IFRS but also provide the most meaningful information to our shareholders.

        The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.

  •
  Assessment phase: In this phase, the Company formed a Steering Committee, established a project management team and a working group, developed an initial project plan, and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q1 2009.

  •
  Design phase: This phase involves the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Accounting Policy Committee, completion of an IT systems impact analysis and the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel. This phase is substantially complete.

  •
  Implementation phase: This phase involves the implementation of the necessary changes to our information systems and business processes as identified through the assessment and design phases of the changeover plan. Significant implementation phase milestones include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

        During the second quarter of 2010, the Company continued to execute on the implementation phase of its changeover plan. During this period, specific project milestones achieved include: progression in the identification and amendment of internal controls over financial reporting and business processes impacted by IFRS; further progression in determining and selecting accounting policies; progression in the development of the Company's IFRS Accounting Policy Manual; further progression in the preparation of draft mock-up financial statements and notes under IFRS; the completion of in-depth regional IFRS technical and process training; further progression in the preparation of a January 1, 2010 opening balance sheet under IFRS; the development of an IFRS-compliant forecast process for 2010; and progression in the conversion of the March 31, 2010 Canadian GAAP financial statements to IFRS. Updates regarding the progress of the IFRS changeover project are provided to the Company's Audit Committee on a quarterly basis.

        The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts described below may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, systems and processes and other areas of our business in future MD&As as they are determined.

First time adoption

        The Company's adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following paragraphs outline the significant optional IFRS 1 exemptions the Company expects to apply in its first IFRS financial statements.

Business combinations

        IFRS 1 permits companies to apply IFRS 3 Business Combinations ("IFRS 3") prospectively to business combinations occurring on or after the transition date, being January 1, 2010 for the Company. As a result of applying this election, the Company will be required to restate any business combinations effected during the 2010 year which were originally reported under Canadian GAAP, for comparative reporting in 2011. The alternative, retrospective application of IFRS 3, would require the restatement of all business combinations occurring prior to the date of transition to IFRS in addition to those occurring on or after January 1, 2010. We expect to elect the business combinations exemption and adopt IFRS 3 prospectively beginning on January 1, 2010.

        The election of this exemption, however, does not preclude the Company from assessing its assets that were acquired and liabilities assumed through business combinations occurring prior to the Company's transition date to comply with IFRS requirements in establishing the Company's opening balance sheet at January 1, 2010.

Borrowing costs

        IFRS 1 permits entities to apply IAS 23 Borrowing Costs ("IAS 23") prospectively from the transition date under certain circumstances. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company's transition date of January 1, 2010. We expect to elect the borrowing costs exemption, and apply IAS 23 prospectively from January 1, 2010. In effecting this election, we will reverse the carrying value of previously capitalized borrowing costs as determined under the Company's previous Canadian GAAP accounting policy for such costs on January 1, 2010 with an adjustment to the Company's opening retained earnings.

Decommissioning liabilities (asset retirement obligations)

        IFRS 1 provides an optional exemption from the full retrospective application of decommissioning liabilities, which allows entities to re-measure provisions on the transition date under IAS 37 Provisions, Contingent Liabilities and Contingent Assets ("IAS 37") and estimate the amount to be included in the cost of the related asset by discounting the liability to the date at which it first arose. The alternative to this election, retrospective application, would require the Company to estimate its decommissioning liabilities at the original date incurred and reflect changes in estimates and discount rates through to the date of transition to IFRS. We expect to elect the optional exemption and apply IAS 37 to our decommissioning liabilities on a prospective basis from January 1, 2010.

Other elective exemptions

        The Company also expects to elect the exemption allowing the elimination of cumulative translation differences on transition, and other exemptions that are not expected to have a significant impact on the financial statements.

Ongoing accounting policies

Business combinations

        There are several differences between currently effective Canadian GAAP, CICA 1581 Business Combinations, and IFRS 3. The differences that are expected to impact the Company significantly are:

  •
  Valuation of equity securities issued by an acquirer in a business combination — the Company currently values such securities by reference to their market price around the date the terms of the acquisition are agreed to and announced. Under IFRS, the valuation of equity securities issued by an acquirer in a business combination must be valued by reference to their market price on the closing date.

  •
  Transaction costs — the Company currently capitalizes direct, incremental acquisition related costs in the cost of the acquisition. Under IFRS, acquisition related costs paid to third parties are excluded from the capitalized cost of acquisition, and expensed by the acquirer.

  •
  Restructuring costs — the Company currently recognizes provisions for restructuring associated with the acquiree's operations as assumed liabilities at the date of acquisition in a business combination if certain conditions are met. Under IFRS, only those restructuring costs meeting the criteria for recognition by the acquiree can be recorded as a liability assumed at the date of acquisition in a business combination.

Goodwill

        Under Canadian GAAP, the Company currently recognizes exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires that exploration potential be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, we expect exploration potential currently recognized within goodwill to remain as goodwill on the date of transition, subject to any impairment charges as determined in accordance with IFRS, and we intend to recognize exploration potential acquired in business combinations effected on or after January 1, 2010 within property, plant and equipment.

        As the Company's goodwill balance will not include exploration potential acquired in business combinations on or after January 1, 2010 under IFRS, the goodwill impairment model is expected to change on transition.

Impairment of property, plant and equipment

        Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

        IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

Warrants

        Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants, primarily related to the Bema and Aurelian acquisitions, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, our outstanding Canadian dollar denominated warrants will be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations.

Decommissioning liabilities (asset retirement obligations)

        Under Canadian GAAP, the Company records a decommissioning liability based on the estimated amount to be paid out at the time of decommissioning discounted to the current date using a credit adjusted risk free rate. Subsequent to a decommissioning liability being recorded, changes to the estimated liability, other than accretion, are recorded only as a result of changes in the timing or amount out of future cash flows to settle the obligations. IFRS requires the Company to recognize a provision based on the estimated amount to be paid out at the time of decommissioning, discounted using a pre-tax discount rate that reflects the market's assessment of the time value of money and the risks specific to the liability at the reporting date. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates in addition to changes in estimated timing or amount of future cash flows.

        Under Canadian GAAP, the Company recognizes the accretion related to the decommissioning liability as an operating expense. IFRS requires the accretion to be recognized within the finance expense.

Other accounting policies

        The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes and the accounting for convertible notes, which may result in significant differences from current Canadian GAAP accounting policies.

IFRS recent pronouncements

Joint Arrangements

        The International Accounting Standards Board ("IASB") has issued Exposure Draft 9 Joint Arrangements ("ED 9") which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

10.  Critical Accounting Policies, Estimates and Accounting Changes

        The preparation of the Company's consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is a full discussion and description of the Company's critical accounting policies in the 2009 Annual MD&A.

        For a discussion of recent accounting pronouncements please refer to Note 2 of the accompanying interim unaudited consolidated financial statements for the six month period ended June 30, 2010.

11.  Risk Analysis

        The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. For a discussion of risk factors related to the mining industry in general and specific to Kinross, please refer to the Company's most recently filed Annual Information Form for the year ended December 31, 2009, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

Cautionary Statement on Forward-Looking Information

        All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "targets", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, and in the "Cautionary Statement on Forward-looking Information" in our news release dated August 2, 2010 regarding the combination of the Company with Red Back Mining Inc. or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross' current expectations; (6) permitting, construction, development and production of Cerro Casale being consistent with the new feasibility study prepared and approved by the joint venture and the Company's current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations; and (14) the closing of Kinross' acquisition of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross' expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions;

operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

        Approximately 50%-60% of the Company's costs are denominated in US dollars.

        A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.(ii)

        A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

        The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

Other information

        The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

(ii)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited expressed in millions of United States dollars, except share amounts)

		As at
		June 30, 2010	December 31, 2009
Assets
Current assets
Cash, cash equivalents and short-term investments	Note 4	$694.8	$632.4
Restricted cash		25.1	24.3
Accounts receivable and other assets		195.6	135.5
Inventories	Note 4	538.4	554.4
Unrealized fair value of derivative assets	Note 6	57.5	44.3

		1,511.4	1,390.9
Property, plant and equipment	Note 4	4,519.1	4,989.9
Goodwill	Note 4	818.9	1,179.9
Long-term investments	Note 4	1,352.8	292.2
Unrealized fair value of derivative assets	Note 6	17.3	1.9
Deferred charges and other long-term assets	Note 4	167.0	158.4

		$8,386.5	$8,013.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$302.6	$312.9
Current portion of long-term debt	Note 7	121.8	177.0
Current portion of reclamation and remediation obligations	Note 8	14.7	17.1
Current portion of unrealized fair value of derivative liabilities	Note 6	205.8	131.0

		644.9	638.0
Long-term debt	Note 7	589.1	515.2
Other long-term liabilities	Note 4	514.9	543.0
Future income and mining taxes		502.5	624.6

		2,251.4	2,320.8

Non-controlling interest		180.2	132.9

Common shareholders' equity
Common share capital and common share purchase warrants	Note 9	$6,587.4	$6,448.1
Contributed surplus		176.1	169.6
Accumulated deficit		(658.5)	(838.1)
Accumulated other comprehensive loss	Note 5	(150.1)	(220.1)

		5,954.9	5,559.5

Contingencies	Note 13
Subsequent events	Note 14

		$8,386.5	$8,013.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		703,865,358	696,027,270

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited expressed in millions of United States dollars, except share amounts)

		Three months ended June 30,		Six months ended June 30,
		2010	2009	2010	2009
Revenue
Metal sales		$696.6	$598.1	$1,354.2	$1,130.8
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		289.9	270.0	567.3	504.5
Accretion and reclamation expense		5.2	4.6	10.4	9.2
Depreciation, depletion and amortization		112.6	117.0	241.5	228.2

		288.9	206.5	535.0	388.9
Other operating costs		8.0	9.8	14.2	15.9
Exploration and business development		27.4	15.7	45.6	26.7
General and administrative		33.0	26.5	61.3	51.2

Operating earnings		220.5	154.5	413.9	295.1
Other income (expense) — net	Note 4	(18.5)	(78.8)	5.6	(83.0)

Earnings before taxes and other items		202.0	75.7	419.5	212.1
Income and mining taxes expense — net		(67.8)	(21.6)	(146.6)	(54.7)
Equity in losses of associated companies	Note 4	(0.8)	(6.0)	(4.0)	(6.7)
Non-controlling interest of subsidiary		(29.6)	(28.8)	(54.5)	(54.9)

Net earnings		$103.8	$19.3	$214.4	$95.8

Earnings per share
Basic		$0.15	$0.03	$0.31	$0.14
Diluted		$0.15	$0.03	$0.31	$0.14
Weighted average number of common shares outstanding
Basic	Note 11	698.8	694.7	697.6	687.5
Diluted	Note 11	702.6	698.4	701.3	692.5

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited expressed in millions of United States dollars, except share amounts)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$103.8	$19.3	$214.4	$95.8
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	112.6	117.0	241.5	228.2
Accretion and reclamation expenses	5.2	4.6	10.4	9.2
Accretion of convertible debt and deferred financing costs	4.3	4.2	8.7	8.4
Gain (loss) on disposal of assets and investments — net	0.3	(0.2)	(37.0)	(0.7)
Equity in losses of associated companies	0.8	6.0	4.0	6.7
Non-hedge derivative losses (gains) — net	7.4	3.2	13.4	(1.5)
Future income and mining taxes	(15.9)	(22.0)	(24.7)	(27.8)
Non-controlling interest	29.6	28.8	54.5	54.9
Stock-based compensation expense	8.3	6.2	16.4	13.8
Foreign exchange losses (gains) and Other	15.0	60.0	(3.9)	55.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(53.0)	(47.2)	(61.2)	(50.4)
Inventories	(12.1)	(17.6)	4.7	(49.4)
Accounts payable and other liabilities	10.1	9.5	(12.8)	(5.0)

Cash flow provided from operating activities	216.4	171.8	428.4	337.2

Investing:
Additions to property, plant and equipment	(109.7)	(124.9)	(191.9)	(203.2)
Asset purchases — net of cash acquired	10.8	—	10.8	(41.4)
Net proceeds from the sale of long-term investments and other assets	—	—	450.6	0.1
Acquisitions of long-term investments and other assets	(595.5)	(3.9)	(593.4)	(175.6)
Net proceeds from the sale of property, plant and equipment	0.4	0.3	0.6	0.3
Disposals (additions) to short-term investments	25.0	54.4	35.0	(71.2)
Decrease (increase) in restricted cash	21.2	28.4	(0.8)	10.2
Other	(1.4)	—	(2.2)	(0.1)

Cash flow used in investing activities	(649.2)	(45.7)	(291.3)	(480.9)

Financing:
Issuance of common shares	—	—	—	396.4
Issuance of common shares on exercise of options and warrants	3.4	2.8	6.4	12.6
Proceeds from issuance of debt	120.0	0.2	127.5	5.4
Repayment of debt	(53.4)	(72.5)	(117.5)	(85.7)
Dividends paid to common shareholders	—	—	(34.8)	(27.8)
Dividends paid to non-controlling shareholder	—	—	(7.2)	—
Settlement of derivative instruments	(6.0)	(4.9)	(11.7)	(8.5)

Cash flow provided from (used in) financing activities	64.0	(74.4)	(37.3)	292.4

Effect of exchange rate changes on cash	(2.5)	7.5	(2.4)	6.3

Increase (decrease) in cash and cash equivalents	(371.3)	59.2	97.4	155.0
Cash and cash equivalents, beginning of period	1,066.1	586.4	597.4	490.6

Cash and cash equivalents, end of period	$694.8	$645.6	$694.8	$645.6

Cash and cash equivalents, end of period	$694.8	$645.6	$694.8	$645.6
Short-term investments	$—	$105.7	$—	$105.7

Cash, cash equivalents and short-term investments	$694.8	$751.3	$694.8	$751.3

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(Unaudited expressed in millions of United States dollars, except share amounts)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Common share capital and common share purchase warrants
Balance beginning of period	$6,463.0	$6,422.3	$6,448.1	$5,873.0
Shares issued on equity offering	—	—	—	396.4
Shares issued on acquisition of Underworld	117.7	—	117.7	—
Shares issued on acquisition of Lobo-Marte	—	—	—	102.9
Common shares issued for employee share purchase	1.2	1.0	2.7	2.1
Transfer from contributed surplus of exercise on options and restricted shares	3.0	2.7	14.4	16.8
Options and warrants exercised, including cash	2.5	1.7	4.5	36.5

Balance at the end of the period	$6,587.4	$6,427.7	$6,587.4	$6,427.7

Contributed surplus
Balance beginning of period	$165.7	$160.8	$169.6	$168.5
Stock-based compensation	8.2	6.5	15.7	12.9
Underworld options issued	5.2	—	5.2	—
Aurelian options exercised	—	—	—	(5.0)
Transfer of fair value of exercised options and restricted shares	(3.0)	(2.7)	(14.4)	(11.8)

Balance at the end of the period	$176.1	$164.6	$176.1	$164.6

Accumulated deficit
Balance beginning of period	$(762.3)	$(1,036.8)	$(838.1)	(1,100.2)
Adoption of new accounting policy	—	—	—	14.6
Dividends paid	—	—	(34.8)	(27.7)
Net earnings	103.8	19.3	214.4	95.8

Balance at the end of the period	$(658.5)	$(1,017.5)	$(658.5)	$(1,017.5)

Accumulated other comprehensive income (loss)
Balance beginning of period	$(180.0)	$(176.1)	$(220.1)	$(164.4)
Adoption of new accounting policy	—	—	—	1.6

Adjusted balance, beginning of period	$(180.0)	$(176.1)	$(220.1)	$(162.8)
Other comprehensive income	29.9	32.7	70.0	19.4

Balance at the end of the period	$(150.1)	$(143.4)	$(150.1)	$(143.4)

Total accumulated deficit and accumulated other comprehensive loss	$(808.6)	$(1,160.9)	$(808.6)	$(1,160.9)

Total common shareholders' equity	$5,954.9	$5,431.4	$5,954.9	$5,431.4

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited expressed in millions of United States dollars, except share amounts)

		Three months ended June 30,		Six months ended June 30,
		2010	2009	2010	2009
Net earnings		$103.8	$19.3	$214.4	$95.8

Other comprehensive income (loss), net of tax:	Note 5
Change in fair value of investments(a)		53.0	7.6	71.3	11.6
Accumulated other comprehensive income related to investments sold(b)		—	—	0.9	—
Reclassification of accumulated other comprehensive income related to the investment in Underworld(b),(e)		(7.4)	—	(7.4)	—
Change in fair value of derivative financial instruments designated as cash flow hedges(c)		(37.8)	14.1	(39.0)	(23.9)
Accumulated other comprehensive income related to derivatives settled(d)		22.1	11.0	44.2	31.7

		29.9	32.7	70.0	19.4

Total comprehensive income		$133.7	$52.0	$284.4	$115.2

(a)
Net of tax of $(0.7) million, 3 months; $(0.1) million, 6 months (2009 — $1.3 million, 3 months; $1.3 million, 6 months)
(b)
Net of tax of $nil, 3 months; $nil, 6 months (2009 — $nil, 3 months; $nil, 6 months)
(c)
Net of tax of $(1.5) million, 3 months; $(0.1) million, 6 months (2009 — $10.5 million, 3 months; $14.8 million, 6 months)
(d)
Net of tax of $(2.7) million, 3 months; $(5.1) million, 6 months (2009 — $2.4 million, 3 months; $6.6 million, 6 months)
(e)
See Notes 3(iii) and 4(vi)

The accompanying notes are an integral part of these interim consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

1.     DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

  Kinross Gold Corporation (individually and collectively with its subsidiaries, as applicable, "Kinross" or the "Company") is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Ecuador, and Chile. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risk and varying levels of taxation. Kinross seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles applied in the consolidated financial statements for the year ended December 31, 2009.

  The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. The financial statements do not include disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2009.

  The preparation of the Company's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories, financial instruments, goodwill, long-term investments, reclamation and remediation obligations, and the provision for income and mining taxes.

  Subsequent events and transactions for potential recognition or disclosure in the financial statements have been evaluated through August 4, 2010, the date that the financial statements were issued.

  Certain comparative figures for 2009 have been reclassified to conform to the 2010 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT PRONOUNCEMENTS

  The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the Company's reported financial position and results of operations.

3.     ACQUISITIONS AND DIVESTITURES

  i.
  Disposition of one-half interest in the Cerro Casale project

    On February 17, 2010, the Company executed an agreement to sell one-half of its interest in the Cerro Casale project to Barrick Gold Corporation ("Barrick"). The sale closed on March 31, 2010. The Company received $454.3 million in gross proceeds, before transaction costs, and the transaction resulted in a gain of $36.7 million, before taxes. Additionally, as part of the agreement Barrick assumed $20.0 million of a $40.0 million payment obligation contingent upon a production decision on the project.

    Subsequent to the disposition, the Company continues to hold a 25% interest in the project and the investment is accounted for under the equity method. Refer to Note 4(vi).

  ii.
  Agreement to acquire the Dvoinoye deposit and the Vodorazdelnaya property

    During the first quarter of 2010, the Company signed a definitive purchase agreement to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. Kinross plans to develop Dvoinoye as an underground mine and process ore from Dvoinoye at the existing Kupol mill. The Company expects the transaction to close in the third quarter of 2010.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

3.     ACQUISITIONS AND DIVESTITURES (Continued)

    The transaction entails the acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. The total purchase price is comprised of $165 million in cash and approximately 10.56 million newly issued Kinross shares. The shares to be issued by Kinross will be subject to a minimum hold period of four months after closing.

  iii.
  Acquisition of Underworld Resources Inc.

    On April 26, 2010, the Company acquired 81.6% of the issued and outstanding shares of Underworld Resources Inc. ("Underworld"), on a fully diluted basis, by way of a friendly take-over bid. On June 30, 2010, the Company acquired the remaining outstanding shares of Underworld it did not already own, and on July 6, 2010 the shares of Underworld were delisted from the TSX-V exchange. Pursuant to the acquisition approximately 6.5 million Kinross shares and approximately 0.4 million Kinross options were issued. The total transaction was valued at $126.5 million, including transaction costs. This amount was added to the cost of a previously owned investment of $3.5 million, resulting in a total cost of $130.0 million. The acquisition was accounted for as an asset acquisition.

    During the quarter, the investment in Underworld was re-classified from available for sale investments due to the acquisition of control of Underworld. As of April 26, 2010, the financial statements of Underworld are being consolidated.

  iv.
  Acquisition of interest in Red Back Mining

    On May 4, 2010, Kinross subscribed for 24 million common shares of Red Back Mining Inc. ("Red Back") pursuant to a private placement. After giving effect to the private placement, Kinross holds approximately 9.4% of Red Back's issued and outstanding common shares. The subscription price was CDN $25 per common share for an aggregate purchase price of CDN $600 million. Kinross has the right to nominate a director for appointment to the Red Back Board of Directors, and for one year following closing, the right to participate in any subsequent securities offering in order to maintain its interest in Red Back at the time of any such offering. See Note 14.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  i.
  Cash, cash equivalents and short-term investments:

	June 30, 2010	December 31, 2009
Cash on hand and balances with banks	$588.4	$352.8
Short-term deposits	106.4	244.6
Short-term investments	—	35.0

	$694.8	$632.4

  ii.
  Inventories:

	June 30, 2010	December 31, 2009
Ore in stockpiles(a)	$141.2	$131.9
Ore on leach pads(b)	41.5	32.9
In-process	33.1	26.1
Finished metal	56.6	80.6
Materials and supplies	378.4	395.1

	650.8	666.6
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(112.4)	(112.2)

	$538.4	$554.4

    (a)
    Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets, Note 4(vii).
    (b)
    Ore on leach pads relates to the Company's Maricunga, Fort Knox and 50% owned Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Maricunga in 2025, Fort Knox in 2021 and Round Mountain in 2017.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  iii.
  Property, plant and equipment:

	June 30, 2010			December 31, 2009
	Cost(b)	Accumulated Depreciation	Net Book Value	Cost(b)	Accumulated Depreciation	Net Book Value
Property, plant and equipment(a),(c)
Producing properties	$3,379.7	$(1,190.5)	$2,189.2	$3,232.3	$(1,023.6)	$2,208.7

Mineral Interests
Producing properties(c)	$1,294.6	$(448.5)	$846.1	$1,278.8	$(389.6)	$889.2
Development properties(d)	295.3	—	295.3	801.2	—	801.2
Exploration properties(d)	1,188.5	—	1,188.5	1,090.8	—	1,090.8

	$2,778.4	$(448.5)	$2,329.9	$3,170.8	$(389.6)	$2,781.2

Total property, plant and equipment	$6,158.1	$(1,639.0)	$4,519.1	$6,403.1	$(1,413.2)	$4,989.9

    (a)
    Capitalized interest included within property, plant and equipment was $5.9 million and $3.6 million during the six months ended June 30, 2010 and 2009, respectively. Interest capitalized during both periods related to capital expenditures at Fort Knox and Round Mountain.
    (b)
    Cost includes previously recorded adjustments for the impairment in the carrying value of property, plant and equipment.
    (c)
    Included in producing properties is $483.1 million (December 31, 2009 — $335.2 million) related to assets that are not being depreciated, including: the construction of expansion projects, assets paid for but not yet received, and other assets that were in various stages of being readied for use.
    (d)
    The amount allocated to development and exploration properties relates to assets that are not being depreciated.

  iv.
  Capitalized stripping:

	June 30, 2010			December 31, 2009
	Round Mountain	Fort Knox	Total	Round Mountain	Fort Knox	Total
Balance, at January 1,	$67.9	$50.0	$117.9	$58.5	$29.6	$88.1
Additions	14.8	14.4	29.2	20.4	32.6	53.0
Amortization(a)	(3.9)	(13.2)	(17.1)	(11.0)	(12.2)	(23.2)

Balance, at period end	$78.8	$51.2	$130.0	$67.9	$50.0	$117.9

    (a)
    Amortization of capitalized stripping costs uses the units of production depreciation basis based on reserves that have not yet been produced that will benefit directly from the stripping activity.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  v.
  Goodwill:

    The Goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

	December 31, 2009	Adjustment	June 30, 2010
Operating segments
Round Mountain	$58.7	$—	$58.7
Paracatu	65.5	—	65.5
La Coipa	124.4	—	124.4
Kettle River	20.9	—	20.9
Kupol	158.8	—	158.8
Maricunga	175.9	—	175.9
Crixas	38.0	—	38.0
Other operations(a)	537.7	(361.0)	176.7

Total	$1,179.9	$(361.0)	$818.9

    (a)
    The Company disposed of one-half of its interest in the Cerro Casale project on March 31, 2010 (see Note 3(i)). As a result, goodwill was reduced by $361.0 million which represents the entire goodwill previously allocated to Cerro Casale. As the Company continues to retain a 25% interest in the project, one-half of the goodwill balance previously allocated, amounting to $180.5 million, now forms part of the carrying value of the investment in the Cerro Casale project.

  vi.
  Long-term investments and Working Interest

	June 30, 2010	December 31, 2009
Available for sale investments(a)	$795.8	$129.6
Investment in shares carried on an equity basis	454.6	53.2
Working Interests	102.4	109.4

Long-term investments	$1,352.8	$292.2

    (a)
    During the quarter, the investment in Underworld was re-classified from available for sale investments due to the acquisition of control of Underworld. See Note 3iii.

	June 30, 2010		December 31, 2009
Available for sale investments	Fair Value	Gains (losses) in AOCI(a)	Fair Value	Gains (losses) in AOCI(a)
Securities in an unrealized gain position	$756.5	$124.2	$86.9	$51.4
Securities in an unrealized loss position	39.3	(15.6)	42.7	(4.9)

	$795.8	$108.6	$129.6	$46.5

    (a)
    "AOCI" refers to Accumulated other comprehensive income (loss).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

	June 30, 2010
	Carrying Value	Market Value	% Ownership
Cerro Casale	$415.3		25.0%
Harry Winston Diamond Corporation(a)	39.3	$187.6	19.9%

	454.6	187.6

Working Interest in Diavik Diamond mine(a)	102.4

	$557.0

	December 31, 2009
	Carrying Value	Market Value	% Ownership
Victoria Gold Corporation(b)	$11.9	$28.2	22.3%
Harry Winston Diamond Corporation	41.3	146.0	19.9%

	53.2	174.2

Working Interest in Diavik Diamond mine	109.4

	$162.6

    (a)
    See Note 14.
    (b)
    During the quarter, the Company ceased accounting for its investment in Victoria Gold Corporation on an equity basis as the Company no longer has the ability to exert significant influence.

  vii.
  Deferred charges and other long-term assets:

	June 30, 2010	December 31, 2009
Long-term ore in stockpiles and on leach pads(a)	$112.4	$112.2
Deferred charges, net of amortization	1.1	1.3
Long-term receivables	39.5	42.8
Advances on the purchase of capital equipment	2.9	—
Deferred acquisition costs and other	11.1	2.1

	$167.0	$158.4

    (a)
    Long-term ore in stockpiles and on leach pads represents low-grade material not scheduled for processing within the next twelve months at the Company's Fort Knox and Maricunga mines and its proportionate share of stockpiled ore at Round Mountain.

  viii.
  Other long-term liabilities:

		June 30, 2010	December 31, 2009
Reclamation and remediation obligations	Note 8	$260.9	$252.7
Unrealized fair value of derivative liabilities	Note 6	165.3	212.8
Other long-term liabilities		88.7	77.5

		$514.9	$543.0

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  Consolidated Statements of Operations

  ix.
  Other income (expense) — net:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Gain (loss) on sale of assets and investments — net	$(0.3)	$0.2	$37.0	$0.7
Interest income and other	1.3	0.6	2.7	2.3
Interest expense(a)	(8.1)	(16.0)	(17.4)	(32.7)
Foreign exchange losses	(3.6)	(57.5)	(1.8)	(51.9)
Net non-hedge derivative gains (losses)	(4.8)	(3.2)	(10.8)	1.5
Working Interest in Diavik Diamond mine	(3.0)	(2.9)	(4.1)	(2.9)

	$(18.5)	$(78.8)	$5.6	$(83.0)

    (a)
    During the three and six months ended June 30 2010, $3.1 million and $5.9 million (three and six months ended June 30 2009 — $1.9 million and $3.6 million, respectively) of interest was capitalized to property, plant and equipment, respectively. See Note 4 (iii).

  x.
  Gain (loss) on sale of assets and investments — net:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Assets:
One-half interest in Cerro Casale	$—	$—	$36.7	$—
Investments:
Other assets and investments	(0.3)	0.2	0.3	0.7

	$(0.3)	$0.2	$37.0	$0.7

  xi.
  Equity losses in associated companies

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Victoria Gold Corporation (formerly Victoria Resources Corporation)(a)	$(0.2)	$(1.4)	$(1.9)	$(1.9)
Harry Winston Diamond Corporation	(0.5)	(4.4)	(2.0)	(4.4)
Cerro Casale	(0.1)	—	(0.1)	—
Consolidated Puma Minerals Corporation	—	0.2	—	—
Brett Resources Inc.	—	(0.4)	—	(0.4)

	$(0.8)	$(6.0)	$(4.0)	$(6.7)

    (a)
    At the end of the quarter, the Company ceased accounting for its investment in Victoria Gold Corporation on an equity basis as the Company no longer has the ability to exert significant influence.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS (Continued)

  Supplemental cash flow information

  xii.
  Interest and income taxes paid:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Interest	$3.4	$10.2	$8.9	$18.6
Income taxes	$67.5	$32.7	$109.6	$45.7

5.     ACCUMULATED OTHER COMPREHENSIVE LOSS

	June 30, 2010	December 31, 2009
Accumulated other comprehensive income (loss):
Investments(a),(b)	$108.6	$43.8
Financial derivatives(c) (Note 6)	(258.7)	(263.9)

Accumulated other comprehensive loss, end of period	$(150.1)	$(220.1)

  (a)
  Includes cumulative translation adjustments of $0.7 million (December 31, 2009 — $1.7 million)
  (b)
  Net of tax of $4.0 million (December 31, 2009 — $4.0 million)
  (c)
  Net of tax of $4.4 million (December 31, 2009 — $9.6 million)

6.     FINANCIAL INSTRUMENTS

  The Company manages its exposure to changes in currency exchange rates, energy and interest rates by periodically entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company has gold and silver derivative instruments acquired with the Bema acquisition, primarily related to Kupol financing requirements. All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever designated hedging relationships exist and have been documented.

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

6.     FINANCIAL INSTRUMENTS (Continued)

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet date.

	June 30, 2010		December 31, 2009
	Asset/ (Liability) Fair Value(a)	AOCI(f)	Asset/ (Liability) Fair Value(a)	AOCI(f)
Interest rate contracts
Interest rate swap(b)	$(6.3)	$(5.2)	$(8.3)	$(6.7)

	(6.3)	(5.2)	(8.3)	(6.7)

Currency contracts
Foreign currency forward contracts(c)	18.1	12.0	38.1	27.2

	18.1	12.0	38.1	27.2

Commodity contracts
Gold and silver forward contracts(d)	(314.6)	(265.6)	(332.8)	(285.3)
Gold contract related to Julietta sale	6.2	—	4.3	—
Energy forward contract(e)	0.2	0.1	1.3	0.9
Other contracts
Total return swap	0.1	—	(0.2)	—

	(308.1)	(265.5)	(327.4)	(284.4)

Total all contracts	$(296.3)	$(258.7)	$(297.6)	$(263.9)

  (a)
  Consists of unrealized fair value of derivative assets — current — $57.5 million (December 31, 2009 — $44.3 million), unrealized fair value of derivative assets — long-term — $17.3 million (December 31, 2009 — $1.9 million), current portion of unrealized fair value of derivative liabilities — $205.8 million (December 31, 2009 — $131.0 million), and unrealized fair value of derivative liabilities long-term — $165.3 million (December 31, 2009 — $212.8 million).
  (b)
  No amount recorded in AOCI is expected to be reclassified to net earnings within the next 12 months.
  (c)
  An amount of $(11.9) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (d)
  An amount of $135.7 million recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling certain contracts.
  (e)
  The entire amount recorded in AOCI will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
  (f)
  AOCI refers to accumulated other comprehensive income (loss).

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES

				As at June 30, 2010				As at December 31, 2009
			Interest Rates	Nominal amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value	Carrying Amount(a)	Fair Value
Corporate revolving credit facility	(i	)	Variable	$120.0	$—	$120.0	$120.0	$—	$—
Debt component, senior convertible notes			1.75%	410.9	—	410.9	435.3	402.6	403.1
Kupol project financing	(iii	)	Variable	72.9	—	72.9	73.5	158.4	157.9
Corporate term loan facility	(i	)	Variable	77.3	(3.0)	74.3	74.6	92.0	92.6
Paracatu capital leases	(ii	)	5.62%	27.0	—	27.0	28.4	31.8	32.2
Maricunga capital leases	(ii	)	6.04%	—	—	—	—	0.2	0.2
Kettle River-Buckhorn capital leases	(ii	)	7.70%	0.1	—	0.1	0.1	0.1	0.1
Crixás bank loan and other			Variable	5.7	—	5.7	5.7	7.1	7.1

				713.9	(3.0)	710.9	737.6	692.2	693.2
Less: current portion				(121.8)	—	(121.8)	(121.8)	(177.0)	(177.0)

Long-term debt				$592.1	$(3.0)	$589.1	$615.8	$515.2	$516.2

  (a)
  Includes transaction costs on debt financing.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Interest incurred	$(11.2)	$(17.9)	$(23.3)	$(36.3)
Less amounts capitalized	3.1	1.9	5.9	3.6

Interest expense	$(8.1)	$(16.0)	$(17.4)	$(32.7)

  i.
  Corporate revolving credit and term loan facilities

    In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan (corporate term loan facility) for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

    On June 17, 2010 the Company entered into a further amendment to increase availability under the facility to $600.0 million. All other terms and conditions under the existing revolving credit facility remain unchanged.

    As at June 30, 2010, the Company had drawn $225.4 million ($124.4 million — December 31, 2009) on the amended revolving credit facility, including drawings for the Paracatu term loan and $28.1 million ($28.9 million — December 31, 2009) for letters of credit.

    The amended revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at June 30, 2010.

    Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

7.     LONG-TERM DEBT AND CREDIT FACILITIES (Continued)

    The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of Credit	credit facility
Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

    Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with Export Development Canada for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%. As at June 30, 2010, $96.8 million was outstanding under this facility.

    On July 30, 2010, the Company entered into an amendment to increase the amount of the Letter of Credit guarantee facility from $125 million to $136 million. Subsequent to the amendment, and an additional drawing, the amount outstanding under this facility was $135.2 million. All other terms and conditions under this agreement remain the same.

  ii.
  Capital leases

    At June 30, 2010, the Company had equipment under capital lease totaling $27.1 million (December 31, 2009 — $32.1 million). Repayments on the capital leases end in 2013.

  iii.
  Kupol project financing

    The Kupol project financing consists of a project loan (the "Project Loan") with a syndicate of banks and previously consisted of a subordinated loan with the International Finance Corporation ("IFC"). The Project Loan and IFC loan were undertaken by the Company's 75% owned subsidiary, Chukotka Mining and Geological Company ("CMGC").

    The Project Loan consists of two tranches totaling $400.0 million. Tranche A, for $150.0 million, matures June 30, 2013, and is from a group of multilateral and industry finance institutions, of which the mandated lead arrangers are Caterpillar Financial SARL, Export Development Canada, IFC, Bank of Tokyo and ING. As at June 30, 2010, $35.1 million (December 31, 2009 — $69.5 million) was outstanding on Tranche A. Tranche B is for $250.0 million, matures June 30, 2012, and was fully underwritten by the mandated lead arrangers, namely HypoVereinsbank ("HVB") and Société Générale Corporate & Investment Banking ("SG CIB") and as at June 30, 2010, $37.8 million (December 31, 2009 — $88.9 million) was outstanding. Both tranches of the Project Loan were drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

    Tranche A of the Project Loan has a seven-and-one half year term from drawdown, and Tranche B has a six-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol mine and was guaranteed by a subsidiary until economic completion was achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type including that EastWest Gold Corporation ("EastWest Gold", formerly known as Bema Gold), a subsidiary of Kinross, must maintain minimum liquidity to meet future capital expenditure requirements at Kupol. This liquidity requirement declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

    Under the terms of the Project Loan there were two significant milestones that the project had to meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic Completion was achieved on September 23, 2009.

    Having achieved Economic Completion, the Company was released from a guarantee that EastWest Gold had given the project lenders and the Company received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when Economic Completion was achieved. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million), and as a result, also paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

    The Project Loan contains various covenants, including certain ratios of estimated future cash flows to total debt that are to be greater than 135% over the term of the loans and greater than 150% over the term of the project; debt coverage ratios of at least 115%; and the minimum Proven and Probable Reserves of at least 30% of the Proven and Probable Reserves as of the effective date of the Project Loan.

    The Company and its subsidiary are in compliance with these covenants at June 30, 2010.

    As at June 30, 2010, cash of $22.2 million (December 31, 2009 — $22.2 million) has been restricted for payments related to the Project Loan.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

8.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligation. The following table details the items that affect the reclamation and remediation obligations:

June 30, 2010
Balance at January 1,	$269.8
Reclamation spending	(4.6)
Accretion and reclamation expenses	10.4
Asset retirement cost	—

Balance at period end	275.6
Less: current portion	(14.7)

Balance at period end	$260.9

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions are as follows:

	Six months ended June 30, 2010
	Number of shares	Amount
	('000's)
Common shares
Balance at January 1,	696,027	$6,387.0
Issued (cancelled):
On acquisition of Underworld	6,501	117.7
Under employee share purchase plan	155	2.7
Under stock option and restricted share plan	878	16.0
Underworld options	82	1.5
Conversions:
Bema warrants	222	2.4

Balance at period end	703,865	$6,527.3

Common share purchase warrants(a)
Balance at January 1,	24,725	$61.1
Conversion of warrants	(222)	(1.0)
Expiry of warrants	—	—

Balance at period end	24,503	$60.1

Total common share capital and common share purchase warrants		$6,587.4

  (a)
  See below for discussion of common share purchase warrants.

  The Board of Directors declared a dividend of $0.05 per share payable on September 30, 2010 to shareholders of record at the close of business on August 31, 2010.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

  Common share purchase warrants

  A summary of the status of the common share purchase warrants and changes during the six months ended June 30, 2010 are as follows:

Canadian $ denominated common share purchase warrants

	(000's)(a)	Weighted average exercise price (CAD$)
Balance, January 1, 2010	24,392	$30.17
Issued	—	$—
Exercised	—	$—

Outstanding at June 30, 2010	24,392	$30.17

US $ denominated common share purchase warrants

	(000's)(a)	Weighted average exercise price ($)
Balance, January 1, 2010	333	$8.46
Issued	—	$—
Exercised	(222)	$6.30

Outstanding at June 30, 2010	111	$12.80

  (a)
  Represents share equivalents of warrants.

  Capital Management

  Our objectives when managing capital are to:

  •
  Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment

  •
  Ensure the Company has the capital and capacity to support our long-term growth strategy

  •
  Provide investors with a superior rate of return on their invested capital

  •
  Ensure compliance with all bank covenant ratios

  •
  Minimize counterparty credit risk

  Kinross adjusts its capital structure based on changes in forecasted economic conditions and based on the Company's long-term strategic business plan. Kinross has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and by selling or acquiring assets. Kinross can also control how much capital is returned to shareholders through dividends and share buybacks.

	June 30, 2010	December 31, 2009
Long-term debt	$589.1	$515.2
Current portion of long-term debt	$121.8	$177.0
Total debt	$710.9	$692.2
Common shareholders' equity	$5,954.9	$5,559.5
Gross debt / equity ratio	11.9%	12.5%
Company target	0 - 30%	0 - 30%

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

9.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS (Continued)

	June 30, 2010	December 31, 2009
Rolling 12 month EBITDA(a)	$1,232.7	$1,104.2
Rolling 12 month Interest expense(b)	$14.7	$27.7
Interest coverage ratio	83.86:1	39.86:1
Company target ratio	> 4.25:1	> 4.25:1

  (a)
  EBITDA is a defined term under the Company's amended revolving credit facility agreement.
  (b)
  Interest expense includes interest expense reported in the financial statements in addition to capitalized interest.

10.  STOCK-BASED COMPENSATION

  Stock options

  There were 49,000 and 1,364,000 options granted during the three and six months ended June 30, 2010, respectively. The Black-Scholes weighted average assumptions for the three and six months ended June 30, 2010 relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were: 0.55%, 49.6%, 2.1%, and 3.5 years, and 0.52%, 49.9%, 1.7%, and 3.5 years, respectively. The weighted average fair value per stock option granted for the three and six months ended June 30, 2010 was CDN$6.69 and CDN$7.03, respectively.

  A summary of the status of the stock option plan and changes during the six months ended June 30, 2010 is as follows:

Canadian $ denominated options	2010
	(000's)	Weighted average exercise price (CDN$)
Balance, January 1	7,192	$18.80
Options issued on acquisition of Underworld	420	5.69
Granted	1,364	19.19
Exercised	296	11.01
Forfeited	(29)	20.22

Outstanding at June 30	9,243	$18.01

  Restricted share units

  A summary of the status of the restricted share units plan and changes during the six months ended June 30, 2010 is as follows:

Restricted share units	2010
	(000's)	Weighted average price (CDN$)
Balance, January 1	1,856	$21.38
Granted	1,076	19.15
Reinvested	7	20.41
Redeemed	664	21.01
Forfeited	(81)	20.89

Outstanding at June 30	3,522	$20.63

  Restricted performance share units

  In 2009, the Company implemented a restricted performance share unit plan ("RPSUs"). The RPSUs are subject to certain vesting requirements and vest after 35 months. The vesting requirements are based on certain criteria established by the Company. In addition, the award may be increased

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

10.  STOCK-BASED COMPENSATION (Continued)

  by 200% based on additional criteria. In the six months ended June 30, 2010, 214,100 RPSUs were granted. At June 30, 2010, 250,000 RPSUs were outstanding.

11.  EARNINGS PER SHARE

  Earnings per share ("EPS") has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options and common share purchase warrants are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended June 30,		Six months ended June 30,
(Number of common shares in thousands)	2010	2009	2010	2009
Basic weighted average shares outstanding:	698,843	694,678	697,621	687,520
Weighted average shares dilution adjustments:
Dilutive stock options(a)	1,183	1,505	1,226	1,788
Restricted shares	2,224	2,009	2,101	1,857
Performance shares	255	49	195	34
Common share purchase warrants(a)	79	168	128	1,343

Diluted weighted average shares outstanding	702,584	698,409	701,271	692,542

Weighted average shares dilution adjustments — exclusions:(b)
Stock options	5,667	4,270	5,722	3,603
Common share purchase warrants	24,393	24,393	24,393	24,393
Convertible notes	16,152	16,152	16,152	16,152

  (a)
  Dilutive stock options and warrants were determined using the Company's average share price for the period. For the three and six months ended June 30, 2010 and 2009 the average share price used was $17.86 and $18.00 (2009: $17.10 and $17.24 per share, respectively), respectively.
  (b)
  These adjustments were excluded, as they were anti-dilutive for the three and six months ended June 30, 2010 and 2009.

12.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in the United States, Brazil, the Russian Federation, and Chile. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer and that pass certain quantitative measures. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments. Properties that are in development or have not reached commercial production levels are reported as non-operating segments. Properties that are under care and maintenance, are shut down and are in reclamation and non-mining and other operations are reported in Corporate and other.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

12.  SEGMENTED INFORMATION (Continued)

  The following tables set forth information by segment.

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at June 30, 2010
Three months ended June 30, 2010
Operating segments
Fort Knox	$98.3	$52.0	$0.5	$8.1	$0.4	$—	$37.3	$16.8	$462.9
Round Mountain	55.0	25.9	0.3	3.9	0.2	(0.3)	25.0	9.1	257.3
Kettle River-Buckhorn	64.2	16.4	0.3	23.9	1.9	(0.8)	22.5	2.8	297.1
Kupol	217.1	63.1	0.4	42.9	3.9	0.2	106.6	2.9	1,408.9
Paracatu	143.5	62.7	0.6	16.8	—	0.7	62.7	47.6	1,392.0
Crixás	21.0	8.8	—	3.4	0.3	0.2	8.3	4.6	135.0
La Coipa	46.7	31.8	2.3	8.6	1.0	0.1	2.9	5.6	440.7
Maricunga	50.8	29.2	0.1	3.9	0.1	0.3	17.2	12.5	560.7
Non-operating segments
Fruta del Norte	—	—	—	0.2	3.1	6.1	(9.4)	0.2	1,035.7
Cerro Casale(d)	—	—	—	—	—	—	—	—	—
Corporate and other(e)	—	—	0.7	0.9	16.5	34.5	(52.6)	7.6	2,396.2

Total	$696.6	$289.9	$5.2	$112.6	$27.4	$41.0	$220.5	$109.7	$8,386.5

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other (c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2009
Three months ended June 30, 2009
Operating segments
Fort Knox	$59.0	$34.3	$0.4	$6.6	$1.4	$0.1	$16.2	$41.9	$434.2
Round Mountain	49.1	28.6	0.4	4.9	0.2	—	15.0	9.0	248.1
Kettle River-Buckhorn	25.7	8.2	0.3	12.0	0.2	—	5.0	8.2	332.8
Kupol	247.1	70.1	0.3	59.4	1.3	0.2	115.8	10.0	1,411.8
Paracatu	84.9	64.6	0.2	11.9	—	3.9	4.3	24.8	1,358.9
Crixás	16.5	7.5	0.1	2.3	1.3	0.1	5.2	6.3	134.8
La Coipa	62.5	26.4	2.1	14.6	1.4	0.1	17.9	3.6	436.8
Maricunga	53.3	30.3	0.1	4.6	—	0.2	18.1	13.9	537.5
Non-operating segments
Fruta del Norte	—	—	—		0.6	4.0	(4.6)	0.3	1,033.4
Cerro Casale(d)	—	—	—	—	—	0.1	(0.1)	5.0	914.6
Corporate and other(d)	—	—	0.7	0.7	9.3	27.6	(38.3)	1.9	1,170.3

Total	$598.1	$270.0	$4.6	$117.0	$15.7	$36.3	$154.5	$124.9	$8,013.2

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
  (e)
  Includes corporate, shutdown operations and other non-core operations.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

12.  SEGMENTED INFORMATION (Continued)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at June 30, 2010
Six months ended June 30, 2010
Operating segments
Fort Knox	$175.8	$88.6	$0.9	$24.0	$1.0	$—	$61.3	$38.5	$462.9
Round Mountain	105.4	54.2	0.7	8.6	0.2	(0.3)	42.0	16.1	257.3
Kettle River-Buckhorn	115.4	29.3	0.7	45.0	3.0	(1.1)	38.5	4.8	297.1
Kupol	418.2	127.9	0.8	86.7	5.3	0.2	197.3	11.3	1,408.9
Paracatu	277.7	130.0	1.2	32.6	—	(0.8)	114.7	56.4	1,392.0
Crixás	43.1	17.7	0.1	7.3	0.4	—	17.6	10.8	135.0
La Coipa	111.8	61.8	4.6	26.5	2.0	0.1	16.8	12.1	440.7
Maricunga	106.8	57.8	0.3	8.1	0.1	0.9	39.6	25.0	560.7
Non-operating segments
Fruta del Norte	—	—	—	0.3	6.3	11.7	(18.3)	0.4	1,035.7
Cerro Casale(d)	—	—	—	—	—	—	—	4.0	—
Corporate and other(e)	—	—	1.1	2.4	27.3	64.8	(95.6)	12.5	2,396.2

Total	$1,354.2	$567.3	$10.4	$241.5	$45.6	$75.5	$413.9	$191.9	$8,386.5

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Other(c)	Segment operating earnings (loss)	Capital expenditures	Segment assets — As at December 31, 2009
Six months ended June 30, 2009
Operating segments
Fort Knox	$104.1	$67.5	$0.8	$12.3	$1.6	$0.1	$21.8	$65.2	$434.2
Round Mountain	95.6	54.6	0.8	9.6	0.3	—	30.3	17.6	248.1
Kettle River-Buckhorn	57.8	19.0	0.6	22.1	0.5	—	15.6	15.9	332.8
Kupol	475.6	127.3	0.7	115.0	1.9	0.2	230.5	16.5	1,411.8
Paracatu	150.3	112.6	0.5	22.5	—	5.5	9.2	35.1	1,358.9
Crixás	28.6	13.3	0.1	4.2	2.1	0.4	8.5	12.9	134.8
La Coipa	113.9	48.4	4.2	31.6	1.8	0.2	27.7	7.6	436.8
Maricunga	104.9	61.8	0.3	9.1	0.2	0.2	33.3	20.9	537.5
Non-operating segments
Fruta del Norte	—	—	—	0.1	1.2	6.0	(7.3)	0.6	1,033.4
Cerro Casale(d)	—	—	—	—	—	0.4	(0.4)	8.6	914.6
Corporate and other(d)	—	—	1.2	1.7	17.1	54.1	(74.1)	2.3	1,170.3

Total	$1,130.8	$504.5	$9.2	$228.2	$26.7	$67.1	$295.1	$203.2	$8,013.2

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.
  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
  (c)
  Other includes Other operating costs and General and administrative expenses.
  (d)
  As of March 31, 2010, Cerro Casale is accounted for as an equity investment.
  (e)
  Includes corporate, shutdown operations and other non-core operations.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

13.  CONTINGENCIES

  General

  Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Cerro Casale Contingency

  The Company was obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale project. During the first quarter of 2010, this contingent liability was reduced to $20 million in accordance with the agreement with Barrick under which the Company sold one-half of its 50% interest in the Cerro Casale project. See Note 3(i) for more details on the disposition.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

14.  SUBSEQUENT EVENTS

  Plan of arrangement with Red Back Mining

  On August 2, 2010, Kinross and Red Back announced that their respective Boards of Directors had unanimously approved a friendly business combination through a plan of arrangement, whereby Kinross will acquire all of the outstanding common shares of Red Back that it does not already own. The total value of the proposed transaction is approximately $7.1 billion, on a fully-diluted basis.

  Red Back shareholders will receive 1.778 Kinross common shares, plus 0.110 of a Kinross common share purchase warrant for each Red Back common share held. Pursuant to the transaction, Kinross expects to issue approximately 425 million common shares on a fully-diluted in-the-money basis, excluding the warrant consideration, based on shares, warrants and options, outstanding as of June 30, 2010 with respect to Kinross, and as of August 2, 2010 with respect to Red Back, and approximately 26 million Kinross warrants. Following the completion of the transaction, the current Kinross shareholders will hold approximately 63% of the combined company, while current shareholders of Red Back will hold approximately 37%.

  The value of the offer is CDN$30.50 per Red Back common share, representing a premium of approximately 21% based on the preceding 20-day volume-weighted average price of Red Back common shares traded on the TSX and the July 30, 2010 closing price of Kinross common shares traded on the TSX. The warrants are expected to be listed on the TSX and be exercisable for a four-year term at an exercise price of $21.30, representing an approximate 30% premium to the July 30, 2010 closing price of $16.39 for Kinross common shares. The Kinross common share purchase warrants may not be exercised by any holder during the initial 40-day period following their date of issuance, and thereafter may not be exercised by any holder who is in the United States or who is a U.S. person.

  The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Red Back at a special meeting of the Red Back shareholders expected to take place in mid-September, and the approval of a majority of votes cast by the shareholders of Kinross at a special meeting of Kinross shareholders expected to take place at the same time as the Red Back meeting.

  Agreement to acquire B2Gold Corp's interest in Kupol exploration licenses

  On July 22, 2010, the Company entered into an agreement with B2Gold Corp ("B2Gold") to acquire B2Gold's right to an interest in the Kupol East and West exploration licence areas. Under the terms of a previous agreement, Kinross had undertaken to secure a 37.5% joint venture interest for

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the three and six months ended June 30, 2010
(unaudited and expressed in millions of United States dollars)

14.  SUBSEQUENT EVENTS (Continued)

  B2Gold in the Kupol East and West exploration licence areas. According to the new agreement, Kinross is no longer obligated to enter into joint venture arrangements with B2Gold in respect of Kinross' 75% interest in these licence areas. In exchange, Kinross will pay B2Gold: $33 million in cash on closing; contingent payments based on National Instrument 43-101 qualified proven and probable within the licence areas at the subject properties, should such reserves be declared in future; and, payments based on net smelter returns from any future production at the licence areas. The closing is subject to certain customary conditions, and is expected to occur in August, 2010.

  The Kupol East and West exploration licences will remain 100%-owned by the Chukotka Mining & Geological Company (CMGC), which also owns 100% of the Kupol mine. CMGC is owned 75% by Kinross and 25% by the State Unitary enterprise of the Chukotsky Autonomous Okrug (Chukotsnab). The licence areas subject to this transaction are in the area surrounding the Kupol mine and are approximately 100 kilometres south of the Dvoinoye and Vodorazdelnaya properties.

  Sale of interest in Harry Winston Diamond Corporation

  On July 23, 2010 the Company entered into an agreement with a group of financial institutions to sell its approximate 19.9% equity interest in Harry Winston Diamond Corporation ("Harry Winston"), consisting of 15.2 million Harry Winston common shares, on an underwritten block trade basis, for proceeds of approximately $186 million.

  Agreement to sell interest in Diavik Diamond mine

  On July 23, 2010, the Company reached an agreement in principle with Harry Winston, pursuant to which Kinross will sell its 22.5% interest in the partnership holding Harry Winston's 40% interest in the Diavik Diamond Mine joint venture to Harry Winston for approximately $220 million, comprised of $50 million cash, approximately 7.1 million Harry Winston common shares with a value of approximately $100 million based on the Harry Winston share price on July 22, 2010, and a note payable in the amount of $70 million. The completion of the transaction is subject to execution of definitive binding documentation, as well as the approval of the boards of both Harry Winston and Kinross, the receipt of all required third party consents, the receipt of required regulatory approvals and other customary conditions of closing. The Company expects the transaction to close in August of 2010.

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

        The June 30, 2010 and 2009 unaudited interim consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2010 and 2009 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with Kinross' consolidated financial statements prepared in accordance with CDN GAAP.

Reconciliation of Net Earnings and Comprehensive Income (Loss)

	For the three months ended June 30		For the six months ended June 30
(unaudited — expressed in millions of United States dollars, except share and per share amounts)	2010	2009	2010	2009
Net Earnings under CDN GAAP	$103.8	$19.3	$214.4	$95.8
US GAAP Adjustments:
Non-controlling interest — Note 1(e)	29.6	28.8	54.5	54.9
Inventory adjustment — Note 1(f)	0.1	—	0.3	—
Amortization of derivative gains in property, plant and equipment — Note 1(d)	0.3	—	0.5	0.1
Fair value of warrants — Note 1(c)	1.3	11.1	23.2	14.2
Capitalized stripping costs — Note 1(b)	(2.0)	(6.8)	(12.1)	(14.7)
Capitalized development costs — Note 1(h)	(11.7)	—	(11.7)	—
Tax impact of the above adjustments	2.2	1.7	1.8	3.6

Net Earnings under US GAAP	$123.6	$54.1	$270.9	$153.9
Attributable to non-controlling interest	(29.6)	(28.8)	(54.5)	(54.9)

Attributable to common shareholders	$94.0	$25.3	$216.4	$99.0

Other Comprehensive Income under CDN GAAP	29.9	32.7	70.0	19.4
US GAAP Adjustments:
Change in funded status of the minimum pension liability — Note 1(g)	—	—	(0.2)	—
Derivative instruments — Note 1(d)	(0.2)	(0.8)	(0.4)	(2.3)

Other Comprehensive Income under US GAAP	29.7	31.9	69.4	17.1
Total Comprehensive Income under US GAAP	153.3	86.0	340.3	171.0
Attributable to non-controlling interest	(29.6)	(28.8)	(54.5)	(54.9)

Attributable to common shareholders	$123.7	$57.2	$285.8	$116.1

Earnings per Share under US GAAP attributable to common shareholders
Basic Earnings per Share[1]	$0.13	$0.04	$0.31	$0.14
Diluted Earnings per Share[1]	$0.13	$0.04	$0.31	$0.14

1
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

1

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

  US GAAP Condensed Balance Sheets

	As at June 30, 2010			As at December 31, 2009
(expressed in millions of United States dollars)	CDN GAAP	US GAAP Adjustments	US GAAP	CDN GAAP	US GAAP Adjustments	US GAAP
	(unaudited)	(unaudited)	(unaudited)
Current assets — Notes 1(b),(f)	$1,511.4	$(13.9)	$1,497.5	$1,390.9	$(14.2)	$1,376.7
Property, plant and equipment — Notes 1(b),(d),(h)	4,519.1	(97.8)	4,421.3	4,989.9	(73.9)	4,916.0
Other non-current assets — Notes 1(a),(b),(f),(g),(k)	2,356.0	38.1	2,394.1	1,632.4	39.4	1,671.8

	$8,386.5	$(73.6)	$8,312.9	$8,013.2	$(48.7)	$7,964.5

Current liabilities — Note 1(c),(g)	$644.9	$60.7	$705.6	$638.0	$83.9	$721.9
Non-current liabilities — Notes 1(a),(d),(f),(g),(h)	1,606.5	23.3	1,629.8	1,682.8	26.4	1,709.2
Non-controlling interest — Note 1(e)	180.2	(180.2)	—	132.9	(132.9)	—
Equity
Non-controlling interest — Note 1(e)	—	180.2	180.2	—	132.9	132.9
Common shareholders' equity — Notes 1(a) — 1(n)	5,954.9	(157.6)	5,797.3	5,559.5	(159.0)	5,400.5

	$8,386.5	$(73.6)	$8,312.9	$8,013.2	$(48.7)	$7,964.5

  Reconciliation of Shareholders' Equity

	As at
(expressed in millions of United States dollars)	June 30, 2010	December 31, 2009
	(unaudited)
Common Shareholders' Equity under CDN GAAP	$5,954.9	$5,559.5
US GAAP Adjustments:
Inventory adjustment — Note 1(f)	(9.7)	(9.6)
Fair value of warrants — Note 1(c)	(60.4)	(83.6)
Capitalized stripping costs — Note 1(b)	(102.8)	(91.1)
Non-controlling interest — Note 1(e)	180.2	132.9
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(l)	0.6	0.6
Capitalized development costs — Note 1(h)	(9.7)	—
Derivative instruments — Note 1(d)	28.8	28.9
Other	(4.4)	(4.2)

Equity under US GAAP	$5,977.5	$5,533.4

2

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

  Statements of Cash Flows

          The consolidated statements of cash flows prepared in accordance with CDN GAAP present substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs is different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $10.6 and $29.2 million for the three and six months ended June 30, 2010 (three and six months ended June 30, 2009 — $12.8 and $25.9 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown as an operating activity in the statement of cash flows.

  Notes to the US GAAP Reconciliation

  Note 1 — Adjustments to CDN GAAP

  Current period adjustments

(a)
On January 1, 2009, the Company adopted ASC Subtopic 470-20 (formerly FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Once adopted, ASC Subtopic 470-20 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of ASC Subtopic 470-20 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008.

  The adoption of ASC Subtopic 470-20 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

  Under CDN GAAP, Kinross' accounting policy is to record transaction costs against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at June 30, 2010, the net deferred charge recorded was $6.2 million (December 31, 2009 — $7.3 million). The amortization of the transaction costs is reflected in earnings under CDN and US GAAP.

  As at June 30, 2010, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2009 — $76.6 million). The discount on the liability will be amortized over approximately three years to March 2013. The unamortized discount as at June 30, 2010 was $44.3 million (December 31, 2009 — $51.7 million). For the three and six months ended June 30, 2010, interest of $6.4 million and $12.7 million of which $4.4 million and $8.7 million, respectively, relates to the amortization of the discount on the liability. The effective interest rate on the liability is 5.7%.

(b)
On January 1, 2006, the Company adopted ASC Subtopic 930-330 (formerly Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry), which differs from the Canadian Emerging Issues Committee ("EIC") No. 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC-160"). Under ASC Subtopic 930-330, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. For the three and six months ended June 30, 2010, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $1.5 million and $11.7 million, net of taxes of $0.3 million and $0.4 million, respectively, (three and six months ended June, 2009 — $5.1 million and $11.1 million, net of taxes of $1.7 million and $3.6 million, respectively).

3

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

  During 2009, the Company recorded an out-of-period adjustment of $8.0 million to recognize the tax impact of the US GAAP adjustment expensing stripping costs for the years up to and including 2007. Prior to 2008, the tax impact of the US GAAP adjustment expensing stripping costs was not recorded. This adjustment resulted in additional net income of $8.0 million in 2007, with a positive impact on earnings per share of $0.01 per share in 2007. Management has determined that the impact of the adjustment was not material to the 2007 consolidated financial statements or to any of the prior periods' consolidated financial statements as reported.

(c)
On January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock). ASC Subtopic 815-40 defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under ASC Topic 815 (formerly SFAS 133). The adoption of ASC Subtopic 815-40 affects the accounting for the CAD$ denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for US GAAP was recognized as an adjustment to the opening balance of retained earnings as at January 1, 2009 of $39.4 million with a corresponding increase in Share Purchase Warrant-Liability and a reclassification of $68.9 million from Share Purchase Warrants to Share Purchase Warrant-Liability. For the three and six months ended June 30, 2010, there is an increase in Other income (expense) of $1.3 million and $23.2 million, net of taxes of $nil and $nil, respectively, (June 30, 2009 — increase in Other income (expense) of $11.1 million and $14.2 million, net of taxes of $nil) resulting in a Share Purchase Warrant-Liability at June 30, 2010 of $60.4 million (December 31, 2009 — $83.6 million).

(d)
Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against property, plant and equipment, if that was the hedged risk, whereas under US GAAP hedge gains are recorded in OCI. The application of ASC Topic 815 would have resulted in an increase as at June 30, 2010 to AOCI of $28.2 million (December 31, 2009 — $28.6 million), an increase of $15.0 million in the deferred income tax liability (December 31, 2009 — $15.0 million) and a corresponding $43.8 million increase in plant, property and equipment (December 31, 2009 — $43.9 million). The impact on OCI was $0.2 million and $0.4 million for the three and six months ended June 30, 2010 (for the three and six months ending June 30, 2009 — $0.8 million and $2.3 million). The impact on the amortization of property, plant and equipment for the three and six months ended June 30, 2010 was $0.3 million and $0.5 million, net of taxes of $0.2 million and $0.2 million (three and six month ended June 30,2009 — $nil and $0.1 million).

(e)
On January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

(f)
On January 1, 2008, the Company adopted CICA HB Section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, under US GAAP, on January 1, 2008, inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes

4

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

  of $3.4 million. For the three and six months ended June 30, 2010, $0.1 million and $0.3 million of this inventory was sold (three and six months ended June 30, 2009 — none of this inventory was sold).

(g)
In 2006 the Company adopted ASC Subtopic 715-20 (formerly SFAS 158, Employers' Accounting for Defined Benefit Pension And Other Post-Retirement Plans), which requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan as an asset or liability on its balance sheet and to recognize changes in that funded status, through OCI, in the year that the changes occur. As at June 30, 2010, an adjustment was made to increase OCI by $0.2 million (June 30, 2009 — $nil), with a corresponding change in taxes.

(h)
Under Kinross' accounting policy, development costs are capitalized when Proven and Probable Reserves are established. For Canadian GAAP reporting purposes, Proven and Probable Reserves are defined by National Instrument 43-101 ("NI 43-101") "Standards of Disclosure for Mineral Projects". The application of the Company's accounting policy for the purpose of US GAAP reporting results in development costs being capitalized when Proven and Probable Reserves are established as defined by Industry Guide 7 ("IG 7") published by the U.S. Securities and Exchange Commission. Lobo-Marte declared Proven and Probable Reserves on December 31, 2009 in accordance with NI 43-101, but has yet to declare Proven and Probable Reserves in accordance with IG 7. Therefore under US GAAP, costs incurred prior to the establishment of such Proven and Probable Reserves as defined by IG 7 are required to be expensed. This results in a different treatment of development costs between Canadian and US GAAP prior to the establishment of Proven and Probable Reserves under IG 7.

Adjustments with no current period impact

(i)
In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD$200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD$195.6 million) and accrued interest of $2.0 million (CAD$2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA HB Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in Contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, Accumulated deficit would decrease by $32.0 million with a corresponding decrease to Contributed surplus for the same amount.

(j)
CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common share capital with a corresponding offset to Accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in Common share capital and a cumulative increase in deficit of $766.7 million.

(k)
Prior to the introduction of CICA HB Section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term

5

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

  investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there was no longer a difference resulting from the two standards. As at December 31, 2006, $19.9 million was included as a component of AOCI. There was no tax impact on this adjustment.

(l)
Echo Bay Mines Ltd. ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

  Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income ("OCI"), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

  For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at June 30, 2010 and December 31, 2009, the additional goodwill remained at $0.6 million under US GAAP.

(m)
Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at June 30, 2010 and December 31, 2009, the application of US GAAP would result in a decrease in Common share capital of $1.1 million and a corresponding reduction in Accumulated deficit.

(n)
ASC Topic 718 (formerly SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123) is similar to the Canadian accounting standard, CICA HB Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which was adopted in 2004. Accordingly, there is no CDN / US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening balance of accumulated deficit with an offsetting adjustment to Contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

6

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

Note 2 — Stock-based compensation

        Total stock-based compensation expense was $8.3 million and $16.4 million for the three and six months ended June 30, 2010 (three and six months ended June 30, 2009 — $6.2 million and $13.8 million). As at June 30, 2010, there was $16.2 million of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 1.6 years.

Note 3 — Fair value measurement disclosures

        In 2008, the Company adopted ASC Subtopic 820-10 (formerly SFAS 157, Fair Value Measurements) for financial assets and liabilities that are measured at fair value on a recurring basis. ASC Subtopic 820-10 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of ASC Subtopic 820-10 did not change the valuation techniques that the Company uses to value these assets and liabilities. The Company has elected to present information for derivative instruments on a net basis.

        The fair value hierarchy established by ASC Subtopic 820-10 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

        Assets (liabilities) measured at fair value on a recurring basis as at June 30, 2010 include (in millions of United States dollars):

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-sale securities	$795.8	$—	$—	$795.8
Embedded derivatives	—	6.2	—	6.2
Derivative instruments	(60.4)	(302.5)	—	(362.9)

	$735.4	$(296.3)	$—	$439.1

        The valuation techniques that are used to measure fair value are as follows:

Available-for-sale securities and Share Purchase Warrant liabilities:

        The fair value of available-for-sale securities and Share Purchase Warrant liabilities are determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities and Share Purchase Warrant liabilities are classified within Level 1 of the fair value hierarchy established by ASC Subtopic 820-10.

7

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

Derivative instruments:

        The fair value of derivative instruments is based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative instruments are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

Embedded derivatives:

        The fair value of embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by ASC Subtopic 820-10.

Note 4 — Financial instruments

        The following tables provide additional details of our financial instruments.

Asset Derivatives	Balance Sheet Location	June 30, 2010 Fair Value	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	$2.6	$0.5
Foreign currency forward contracts	Unrealized fair value of derivative assets — current	22.6	38.2
Energy forward contracts	Unrealized fair value of derivative assets — current	0.2	1.3

		25.4	40.0

Gold and silver forward contracts	Unrealized fair value of derivative assets	0.8	1.9
Foreign currency forward contracts	Unrealized fair value of derivative assets	1.9	—

		2.7	1.9

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative assets — current	25.8	—
Gold contract related to Julietta sale	Unrealized fair value of derivative assets — current	6.2	4.3
Total return swap	Unrealized fair value of derivative assets — current	0.1	—

		32.1	4.3

Gold and silver forward contracts	Unrealized fair value of derivative assets	14.6	—

		14.6	—

Total asset derivatives		$74.8	$46.2

8

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

Liability Derivatives	Balance Sheet Location	June 30, 2010 Fair Value	December 31, 2009 Fair Value
Derivatives designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	$174.3	$130.5
Foreign currency forward contracts	Unrealized fair value of derivative liabilities — current	5.0	0.1

		179.3	130.6

Gold and silver forward contracts	Other long-term liabilities	142.5	204.5
Foreign currency forward contracts	Other long-term liabilities	1.4
Interest rate swap contracts	Other long-term liabilities	3.8	5.5

		147.7	210.0

Derivatives not designated as hedging instruments
Gold and silver forward contracts	Unrealized fair value of derivative liabilities — current	26.5	0.2
Share purchase warrant liability	Unrealized fair value of derivative liabilities — current	60.4	83.6
Total return swap	Unrealized fair value of derivative liabilities — current	—	0.2

		86.9	84.0

Gold and silver forward contracts	Other long-term liabilities	15.1	—
Interest rate swap contracts	Other long-term liabilities	2.5	2.8

		17.6	2.8

Total liability derivatives		$431.5	$427.4

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Amount of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)
			Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	For the six months ended June 30, 2010	For the six months ended June 30, 2009		For the six months ended June 30, 2010	For the six months ended June 30, 2009
Gold and silver forward contracts	$(38.1)	$(65.3)	Metal sales	$57.5	$9.5
Energy forward contracts	(0.7)	2.7	Cost of sales	(0.4)	5.5
Foreign currency forward contracts	(2.7)	50.5	Cost of sales	(17.6)	20.3
Foreign currency forward contracts	0.7	1.4	General and administrative	(0.5)	(0.8)
Interest rate swap contracts	1.7	1.6	Other income (expense) — net	—	—

	$(39.1)	$(9.1)		$39.0	$34.5

9

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

	For the three months ended June 30, 2010	For the three months ended June 30, 2009		For the three months ended June 30, 2010	For the three months ended June 30, 2009
Gold and silver forward contracts	$(32.0)	$(17.0)	Metal sales	$29.1	$14.9
Energy forward contracts	(0.8)	1.9	Cost of sales	(0.2)	8.9
Foreign currency forward contracts	(7.6)	34.2	Cost of sales	(9.1)	33.9
Foreign currency forward contracts	(1.0)	2.5	General and administrative	(0.4)	(0.8)
Interest rate swap contracts	2.1	1.4	Other income (expense) — net	—	—

	$(39.3)	$23.0		$19.4	$56.9

	Amount of Gain or (Loss) Recognized in Income on Derivative
Derivatives not designated as hedging Relationships	For the six months ended June 30, 2010	For the six months ended June 30, 2009	Location of Gain or (Loss) Recognized in Income on Derivatives
Interest rate swap contracts	$(2.2)	$(1.3)	Other income (expense) — net
Foreign currency forward contracts	2.4	0.5	Other income (expense) — net
Gold contract related to Julietta sale	1.8	1.7	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	23.2	14.2	Other income (expense) — net

	$25.2	$15.1

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$(12.8)	$0.7	Other income (expense) — net

	$(12.8)	$0.7

10

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

Derivatives not designated as hedging Relationships	For the three months ended June 30, 2010	For the three months ended June 30, 2009
Interest rate swap contracts	$(0.9)	$(0.3)	Other income (expense) — net
Foreign currency forward contracts	2.4	0.1	Other income (expense) — net
Gold contract related to Julietta sale	1.5	0.2	Other income (expense) — net
Fair value of Canadian dollar denominated share purchase warrants	1.3	11.1	Other income (expense) — net

	$4.3	$11.1

Amount excluded from the assessment of Hedge Effectiveness
Gold and silver forward contracts	$(7.8)	$(3.0)	Other income (expense) — net

	$(7.8)	$(3.0)

11

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

        The following table provides a summary of derivative contracts outstanding at June 30, 2010.

	2010	2011	2012	Total
Metals
Gold forward sell contracts (ounces)	109,500	319,660	74,075	503,235
Average price	642.71	621.24	674.44	633.74

Gold forward buy contracts (ounces)	109,500	213,440	—	322,940
Average price	1,147.70	1,114.27	—	1,125.60

Silver forward sell contracts (ounces 000's)	1,800	3,600	—	5,400
Average price	10.71	10.71	—	10.71

Silver forward buy contracts (ounces 000's)	—	—	—	—
Average price	—	—	—	—

Purchased silver put contracts (ounces 000's)	689	2,806	—	3,495
Average price	13.00	13.00	—	13.00

Sold silver collar contracts (ounces 000's)	689	2,806	—	3,495
Average price	16.86	17.29	—	17.20

Foreign currency
Brazil reias forward buy contracts
(in millions of U.S. dollars)	75.0	186.0	—	261.0
Average price	2.15	2.01	—	2.05

Chilean pesos forward buy contracts
(in millions of U.S. dollars)	88.8	102.0	—	190.8
Average price	546.34	534.56	—	540.04

Russian roubles forward buy contracts
(in millions of U.S. dollars)	42.0	60.0	—	102.0
Average price	33.85	32.02	—	32.77

Canadian dollar forward buy contracts
(in millions of U.S. dollars)	41.1	34.0	—	75.1
Average price	1.06	1.07	—	1.07

Energy
Oil forward buy contracts (barrels)	60,000	—	—	60,000
Average price	72.50	—	—	72.50

Note 5 — Contingencies

General

        Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

12

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

Other legal matters

        The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Income taxes

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules.

Brazil

        In early August 2009, the Company's wholly-owned Brazilian subsidiary, Rio Paracatu Mineracao S.A. ("RPM"), the owner of Paracatu, received a tax assessment from the Brazilian federal tax authorities in the amount of $146 million, including penalties and interest of $82 million. The assessment denies deductions for goodwill claimed by RPM during 2005 through 2008. As at June 30, 2010 the Company has a future tax asset of approximately $66.6 million (December 31, 2009 — $74.0 million) recorded in its financial statements in respect of the goodwill balance, the future deduction of which will depend on the outcome of the assessment. The Company has assessed the net tax benefit related to this item, concluding it appropriate. On September 1, 2009 the Company filed its administrative appeal of this assessment.

        Mineracao Serra Grande, S.A. ("MSG") which owns the Crixás mine, the Company's 50% joint venture with Anglogold Ashanti, received two tax reassessments since November 2003 from the Minas Gerais State and Goias State tax authorities. The reassessments disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals approximately $8.8 million (December 31, 2009 — $8.9 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás operating segment.

        In December 2007, the Company's 100% owned Brazilian subsidiary, Kinross Participacoes Ltda. received a tax assessment from the Brazilian Federal tax authorities in the amount of $126.4 million (December 31, 2009 — $126.5 million), including penalties and interest in respect of alleged income taxes not withheld from a third party. The Company has appealed this assessment and believes that it has reasonable defences to the assessment. The Company is pursuing its indemnity rights from the third party in respect of the assessment.

        In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $48.4 million (December 31, 2009 — $46.7 million). The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

        In October 2006, MSG received an assessment from the State of Goias tax authorities relating to remittance of gold from Crixás to Nova Lima in Minas Gerais for export purposes. Since May 2006, the Goias State signed an authorization (TARE) to this procedure. The Company's share of this assessment is approximately $29.8 million (December 31, 2009 —

13

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

$28.7 million). The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

Note 6 — Adoption of accounting standards and recently issued accounting pronouncements

        In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2010 and are not expected to have a significant impact on the Company's consolidated financial statements.

        In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This ASU amended the guidance on subsequent events and will no longer require that an SEC filer disclose the date through which subsequent events have been evaluated. The amendment is effective upon issuance. The adoption of this ASU had no impact on the consolidated financial statements.

        In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements). The new disclosures now required by the amended guidance include the amounts of significant transfers in and/or out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and a reconciliation of the activities in Level 3 fair value measurements on a gross basis. In addition, this ASU clarifies the existing disclosure requirements for level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. Those disclosures are effective for fiscal years beginning after December 15, 2010. Other than the required disclosures (see note 3), the adoption of this ASU had no impact on the consolidated financial statements.

        On January 1, 2010, the Company adopted ASC Topic 810 (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R) ("SFAS 167")). SFAS 167 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation did not always provide timely and useful information about an enterprise's involvement in a variable interest entity. The adoption of ASC Topic 810 did not have an impact on the consolidated financial statements.

        On January 1, 2010, the Company adopted ASC Topic 860 (formerly SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 ("SFAS 166")). SFAS 166 amends ASC Topic 860 (formerly SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. The adoption of ASC Topic 860 did not have an impact on the consolidated financial statements.

14

KINROSS GOLD CORPORATION

Reconciliation to Generally Accepted
Accounting Principles in the United States
For the three and six months ended June 30, 2010
(unaudited)

Other information

(a)
The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

(b)
Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP is not required to be included in the US GAAP Note. Each of the joint ventures qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

15

QuickLinks

  Exhibit 99.1
Management's Discussion and Analysis For the three and six months ended June 30, 2010
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited expressed in millions of United States dollars, except share amounts)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the three and six months ended June 30, 2010 (unaudited and expressed in millions of United States dollars)
Canadian $ denominated common share purchase warrants
US $ denominated common share purchase warrants